Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

MIDSOUTH BANCORP, INC.

AND

PSB FINANCIAL CORPORATION

Dated as of September 26, 2012

5.18	Material Contracts	23
5.19	Legal Proceedings	24
5.20	Reports	25
5.21	Accounting, Tax and Regulatory Matters	25
5.22	Technology Systems	25
5.23	PSB Disclosure Memorandum	26
5.24	Affiliate Agreements	26
5.25	Board Recommendation	26
5.26	No Investment Adviser	26
5.27	State Takeover Statutes and Takeover Provisions	26
5.28	PSB Information	26
5.29	Brokers and Finders	27
5.30	PSB Adjusted Capital	27

ARTICLE 6	REPRESENTATIONS AND WARRANTIES OF MSL	27

6.1	Organization, Standing and Power	27
6.2	Authority; No Breach By Agreement	28
6.3	Capital Stock	28
6.4	SEC Filings; Financial Statements	29
6.5	Absence of Undisclosed Liabilities	29
6.6	Absence of Certain Changes or Events	30
6.7	Legal Proceedings	30
6.8	Brokers and Finders	30

ARTICLE 7	CONDUCT OF BUSINESS PENDING CONSUMMATION	30

7.1	Affirmative Covenants of PSB	30
7.2	Negative Covenants of PSB	31
7.3	Reports	33

ARTICLE 8	ADDITIONAL AGREEMENTS	33

8.1	Applications	33
8.2	Shareholder Approval and SEC Filings	34
8.3	Agreement as to Efforts to Consummate	36
8.4	Access to Information and Confidentiality	37
8.5	No Solicitations	37
8.6	Press Releases	39
8.7	Indemnification and Insurance	39
8.8	Employee Benefits and Contracts	40
8.9	Takeover Laws	41
8.10	PSB ESOP Matters	41
8.11	Redemption of PSB Series CD Preferred Stock	42

ARTICLE 9	CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE	42

9.1	Conditions to Obligations of Each Party	42
9.2	Conditions to Obligations of MSL	43
9.3	Conditions to Obligations of PSB	45

ARTICLE 10	TERMINATION	46

10.1	Termination	46
10.2	Effect of Termination	47
10.3	Non-Survival of Representations and Covenants	47
10.4	Termination Payment	47

ARTICLE 11	MISCELLANEOUS	48

11.1	Definitions	48
11.2	Expenses	57
11.3	Entire Agreement	57
11.4	Amendments	57
11.5	Waivers	58
11.6	Assignment; Third Party Beneficiaries	58
11.7	Notices	59
11.8	Governing Law; Jurisdiction	59
11.9	Waiver of Jury Trial	60
11.10	Specific Performance	60
11.11	Alternative Structure	60
11.12	Counterparts	60
11.13	Captions; Articles and Sections	60
11.14	Interpretations	61
11.15	Severability	61

Exhibit A – Term Sheet for Contingent Value Rights
Exhibit B – Form of Voting and Support Agreement
Exhibit C – Form of Lock-Up Agreement
Exhibit D – Certificate of Designation for MSL Series C Preferred Stock

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 26, 2012, by and between MIDSOUTH BANCORP, INC. (“MSL”), a corporation organized under the laws of the State of Louisiana, with its principal office located in Lafayette, Louisiana, and PSB FINANCIAL CORPORATION (“PSB”), a corporation organized under the laws of the State of Louisiana, with its principal office located in Many, Louisiana.

Preamble

The respective Boards of Directors of PSB and MSL are of the opinion that the transactions described herein are in the best interests of the Parties to this Agreement and their respective shareholders.  This Agreement provides for the merger of PSB with and into MSL, with MSL being the surviving corporation of the merger.

Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the Parties agree as follows:

ARTICLE 1
TRANSACTIONS AND TERMS OF MERGER

1.1           Merger.  Subject to the terms and conditions of this Agreement, PSB shall be merged with and into MSL in accordance with the provisions of Section 12:111 et seq. of the LBCL (the “Merger”).  MSL shall be the surviving corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Louisiana.

1.2           Time and Place of Closing.  On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern Time, at the offices of Troutman Sanders LLP, 600 Peachtree Street, N.E., Suite 5200, Atlanta, Georgia 30308, as soon as practicable (and, in any event, within five Business Days) after the satisfaction or waiver (subject to applicable Law) of the latest to occur of the conditions set forth in Article 9 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction of such conditions and the continued satisfaction or waiver of all other conditions set forth in Article 9), or such other date or location as mutually agreed to by the Parties (the “Closing Date”).

1.3           Effective Time.  The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Articles or Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of Louisiana (the “Effective Time”).

1.4           Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and in the relevant provisions of the LBCL.

1.5           Tax Consequences.  It is intended that the Merger shall qualify as a “reorganization” within the meaning of Code Section 368(a), and that this Agreement shall constitute a “plan of reorganization” for purposes of Code Sections 354 and 361.  From and after the date of this Agreement and until the Closing Date, each Party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action not to be taken, which action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Code Section 368(a).

1.6           Bank Merger. Immediately following the Merger, The Peoples State Bank (“Peoples State Bank”), a Louisiana state chartered bank and wholly-owned Subsidiary of PSB, will merge (the “Bank Merger”) with and into MidSouth Bank, N.A., a national banking association and a wholly-owned Subsidiary of MSL (“MidSouth Bank”).  MidSouth Bank shall be the surviving entity in the Bank Merger and shall continue its corporate existence under the name “MidSouth Bank, N.A.”, and, following the Bank Merger, the separate corporate existence of Peoples State Bank shall cease.  The Bank Merger shall be implemented pursuant to a subsidiary plan of merger, in a form to be specified by MSL in consultation with PSB (the “Subsidiary Plan of Merger”).  In order to obtain the necessary Regulatory Approvals for the Bank Merger, the Parties shall cause the following to be accomplished prior to the filing of applications for such Regulatory Approvals as to such Party: (a) PSB shall cause Peoples State Bank to approve the Subsidiary Plan of Merger, PSB, as the sole shareholder of Peoples State Bank, shall approve the Subsidiary Plan of Merger and PSB shall cause the Subsidiary Plan of Merger to be duly executed by Peoples State Bank and delivered to MSL and (b) MSL shall cause MidSouth Bank to approve the Subsidiary Plan of Merger, MSL, as the sole shareholder of MidSouth Bank, shall approve the Subsidiary Plan of Merger and MSL shall cause MidSouth Bank to duly execute and deliver the Subsidiary Plan of Merger to PSB. Prior to the Effective Time, PSB shall cause Peoples State Bank, and MSL shall cause MidSouth Bank, to execute such certificates of merger and articles of combination and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Effective Time.

ARTICLE 2
MANAGEMENT AND GOVERNING DOCUMENTS FOLLOWING MERGER

2.1           Articles of Incorporation.  The Articles of Incorporation of MSL in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the surviving corporation.

2.2           Bylaws.  The Bylaws of MSL in effect immediately prior to the Effective Time shall be the Bylaws of the surviving corporation until duly amended or repealed.

2.3           Directors and Officers.  MSL shall take all appropriate action so that, as of the Effective Time, the number of directors constituting the Boards of Directors of MSL and MidSouth Bank shall be increased by one and that, effective immediately after the Closing Date, Leonard Q. Abington, shall be appointed to the Boards of Directors of MSL and MidSouth Bank.  All other directors and officers of MSL immediately prior to the Effective Time shall be the directors and officers of the surviving corporation, in each case until their respective successors are duly elected or appointed and qualified.

ARTICLE 3
MANNER OF CONVERTING SHARES

3.1           Conversion of Shares.  Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of MSL, PSB, or the shareholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

(a)           Each share of capital stock of MSL issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time and shall not be affected by the Merger.

(b)           Subject to Sections 3.1(c) and Section 3.1(f) hereof, each share of PSB Common Stock outstanding immediately prior to the Effective Time, (other than (i) the shares that are cancelled pursuant to Section 3.1(d) and (ii) the shares with respect to which the holders thereof have perfected dissenters’ rights under Section 12:131 of the LBCL (the “Dissenting Shares”)), shall automatically be converted at the Effective Time into the right to receive (i) the Per Share Common Stock Consideration,  (ii) the Per Share Preferred Stock Consideration,  (iii) a Pro Rata Share of the Cash Consideration and (iv) one contingent value right (“CVR”) to be issued by MSL pursuant to a Contingent Value Rights Agreement on substantially the terms set forth in Exhibit A (the “CVR Agreement”).  Such shares of PSB Common Stock to be converted are sometimes referred to herein as the “Outstanding PSB Shares.”

For purposes of this Agreement:

“Cash Consideration” shall mean an amount equal to $16,000,000; provided, however, if the PSB Adjusted Capital on the Closing Date is less than $26,000,000, the Cash Consideration will be reduced by an amount equal to the product obtained by multiplying (i) the difference between $26,000,000 and the PSB Adjusted Capital on the Closing Date, by (ii) 1.5.

“Per Share Common Stock Consideration” shall mean 10.3441 shares of MSL Common Stock.

“Per Share Preferred Stock Consideration” shall mean 1.3673 shares of MSL Series C Preferred Stock.

“Pro Rata Share” shall mean the quotient obtained by dividing (i) the number one by (ii) the total number of shares of PSB Common Stock outstanding as of the Effective Time.

“Stock Consideration” shall mean the Per Share Common Stock Consideration and the Per Share Preferred Stock Consideration, collectively.

(c)            Notwithstanding any other provision of this Agreement, each holder of PSB Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of MSL Common Stock or a fraction of a share of MSL Series C Preferred Stock (after taking into account all shares delivered by such holder) shall receive, in lieu thereof, cash (rounded to the nearest whole cent, without interest) in an amount equal to either (i) such fractional part of a share of MSL Common Stock  (rounded to the nearest one ten-thousandth when expressed in decimal form) multiplied by $14.54 or (ii) such fractional part of a share of MSL Preferred Stock  (rounded to the nearest one ten-thousandth when expressed in decimal form) multiplied by $100.00.  No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.  The Parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(d)           All shares of PSB Common Stock issued and outstanding immediately prior to the Effective Time that are owned by MSL, PSB or any of their respective Subsidiaries (other than (i) shares of PSB Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (including all shares of PSB Common Stock held in connection with the PSB ESOP) and (ii) shares of PSB Common Stock held, directly or indirectly, by MSL or PSB in respect of a debt previously contracted) shall be cancelled and shall cease to exist and no Merger Consideration shall be delivered in exchange therefor.

(e)            No Dissenting Shares shall be converted in the Merger.  All such shares shall be canceled and the holders thereof shall thereafter have only such rights as are granted to dissenting shareholders under Section 12:131 of the LBCL; provided, however, that if any such shareholder fails to perfect his or her rights as a dissenting shareholder with respect to his or her Dissenting Shares in accordance with Section 12:131 of the LBCL or withdraws or loses such holder’s dissenter’s rights, such shares held by such shareholder shall be treated the same as all other holders of PSB Common Stock who at the Effective Time held PSB Common Stock.

(f)             In the event MSL or PSB changes the number of shares of MSL Common Stock or PSB Common Stock, respectively, issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or similar recapitalization with respect to such stock and the record date or effective date thereof is prior to the Effective Time, the Merger Consideration shall be proportionately adjusted.

3.2           PSB Series CD Preferred Stock.  At or prior to the Effective Time, PSB shall cause or facilitate the redemption by PSB of all of the outstanding shares of PSB Series CD Preferred Stock in accordance with the terms of any securities purchase and/or such other agreements required to be entered into by and between PSB and the U.S. Treasury in order to effect such redemption.

ARTICLE 4
EXCHANGE OF SHARES

4.1           Exchange Procedures.

(a)            Prior to the Effective Time, MSL shall select a transfer agent, bank or trust company to act as exchange agent (the “Exchange Agent”) to effect the delivery of the Merger Consideration to holders of PSB Common Stock.  Prior to the Effective Time, MSL and PSB shall authorize, execute and deliver the CVR Agreement.  No later than ten Business Days prior to the Closing Date, PSB shall deliver to the Exchange Agent a preliminary list of all PSB shareholders entitled to receive the Merger Consideration, in an electronic format compatible with the Exchange Agent’s systems. At or prior to the Effective Time, MSL shall deliver the Merger Consideration to the Exchange Agent (it being understood and agreed, for the avoidance of doubt, that MSL shall not be required to deposit any of the funds related to any CVRs unless and until such deposit is required pursuant to the terms of the CVR Agreement).  Promptly following the Effective Time, the Exchange Agent shall send to each holder of PSB Common Stock immediately prior to the Effective Time a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates previously evidencing shares of PSB Common Stock (“Old Certificates”) shall pass, only upon delivery of the Old Certificates, or affidavits of loss in lieu thereof in form and substance satisfactory to the Exchange Agent, to the Exchange Agent) (the “Letter of Transmittal”) for use in exchanging Old Certificates.  The Letter of Transmittal will include instructions with respect to the surrender of Old Certificates and the distribution of the Merger Consideration.

(b)            Upon surrender of an Old Certificate to the Exchange Agent for exchange, together with a duly executed Letter of Transmittal and such other documents as may be reasonably required by the Exchange Agent or MSL, such Old Certificate shall be cancelled and the holder of such Old Certificate shall be entitled to receive, and the Exchange Agent shall in exchange therefor transfer to such holder the Merger Consideration, including any cash in lieu of fractional shares of MSL Common Stock or MSL Series C Preferred Stock to be issued or paid in consideration therefor in respect of the shares of PSB Common Stock represented by such Old Certificate and for the CVR portion of the Merger Consideration, the holder of such Old Certificate shall be identified in the register maintained by the Exchange Agent or MSL for the purpose of identifying the holders of the CVRs pursuant to the terms of the CVR Agreement as the holder of that number of CVRs such holder has the right to receive pursuant to the provisions of Section 3.1(b).

(c)            If any certificates or book-entry allocations for shares of MSL Common Stock or MSL Series C Preferred Stock are to be issued in a name other than that for which an Old Certificate surrendered or exchanged is issued, the Old Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the Old Certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable.

(d)           All Merger Consideration, if held by the Exchange Agent for payment or delivery to the holders of unsurrendered Old Certificates and unclaimed at the end of one year after the Effective Time, shall at such time be paid or redelivered by the Exchange Agent to MSL, and after such time any holder of an Old Certificate who has not surrendered such certificate shall, subject to applicable laws and to the extent that the same has not yet been paid to a Regulatory Authority pursuant to applicable abandoned property laws, look as a general creditor only to MSL for payment or delivery of such property.  Any Merger Consideration remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Regulatory Authority shall, to the extent permitted by applicable Law, become the property of MSL free and clear of any claims or interest of any Person previously entitled thereto.  Notwithstanding the foregoing, none of MSL, PSB, the Exchange Agent or any other Person shall be liable to any former holder of shares of PSB Common Stock for any amount delivered in good faith to a Regulatory Authority pursuant to applicable abandoned property, escheat or similar Laws. In no event will any holder of PSB Common Stock exchanged in the Merger be entitled to receive any interest on any amounts held by the Exchange Agent or MSL of the Merger Consideration.

(e)           Any portion of the Merger Consideration made available to the Exchange Agent in respect of any Dissenting Shares shall be returned to MSL upon demand.

(f)            In the event that any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen or destroyed and, if reasonably required by MSL or the Exchange Agent, the posting by such Person of a bond in such amount as MSL may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(g)            Each of MSL or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld by the Exchange Agent or MSL, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent or MSL, as the case may be, made such deduction and withholding.

(h)           In the case of outstanding shares of PSB Common Stock that are not represented by physical certificates, the Parties shall make such adjustments to Article 4 as are necessary or appropriate to implement the same purpose and effect that Article 4 have with respect to shares of PSB Common Stock that are represented by physical certificates.

4.2           Rights of Former PSB Shareholders.  All Merger Consideration paid upon the surrender of Old Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of PSB Common Stock formerly represented by such Old Certificate.  At the Effective Time, the stock transfer books of PSB shall be closed as to holders of PSB Common Stock immediately prior to the Effective Time and no transfer of PSB Common Stock by any such holder shall thereafter be made or recognized.  Until surrendered for exchange in accordance with the provisions of Section 4.1, each Old Certificate representing PSB Common Stock shall from and after the Effective Time represent for all purposes only the right to receive the Merger Consideration provided in Section 3.1 in exchange therefor.  Whenever a dividend or other distribution is declared by MSL on the MSL Common Stock or MSL Series C Preferred Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of MSL Common Stock or MSL Series C Preferred Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of MSL Common Stock or MSL Series C Preferred Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any Old Certificate representing PSB Common Stock until such holder surrenders such Old Certificate for exchange as provided in Section 4.1.  However, upon surrender of such Old Certificate representing PSB Common Stock, both the Merger Consideration and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such Old Certificate.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PSB

Except as disclosed in writing in the correspondingly enumerated section or subsection of PSB Disclosure Memorandum, PSB hereby represents and warrants to MSL as follows:

5.1           Organization, Standing, and Power.  PSB is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Louisiana and is duly registered as a bank holding company under the BHC Act, and Peoples State Bank is a wholly-owned Subsidiary of PSB and is a bank duly organized, validly existing and in good standing under the Laws of the State of Louisiana.  Each of the PSB Entities has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets.  Each of the PSB Entities is duly qualified or licensed to transact business as a foreign corporation in good standing in the jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed.  The deposit accounts of Peoples State Bank are insured by the FDIC through the bank insurance fund to the fullest extent permitted by Law, and all premiums and assessments required in connection therewith have been paid by PSB  or Peoples State Bank when due. Peoples State Bank is a member in good standing of the Federal Home Loan Bank of Dallas and owns the requisite amount of stock therein.  True and complete copies of PSB’s articles of incorporation, and bylaws, and the articles or certificate of incorporation and bylaws (or comparable organizational documents) of each of the other PSB Entities, in each case as in effect as of the date of this Agreement, have previously been furnished or made available to MSL.  None of the PSB Entities is in violation of any of the provisions of the PSB articles of incorporation or bylaws or such articles or certificate of incorporation and bylaws (or comparable organizational documents) of such PSB Entity, as applicable.  The minute book and other organizational documents for each of the PSB Entities have been made available to MSL for its review and accurately reflect all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

5.2           Authority of PSB; No Breach By Agreement.

(a)           PSB has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly, validly approved by the Board of Directors of PSB, the Board of Directors of PSB has resolved to recommend to PSB’s shareholders approval and adoption of this Agreement and the transactions contemplated herein, and all necessary corporate action in respect thereof on the part of PSB has been taken, subject to the approval by the affirmative vote of the holders of a majority of the issued and outstanding shares of PSB Voting Common Stock (the “Requisite Shareholder Approval”). This Agreement has been duly and validly executed and delivered by PSB.  Assuming due authorization, execution and delivery by MSL, this Agreement constitutes a valid and binding obligation of PSB, enforceable against PSB in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)           Neither the execution and delivery of this Agreement by PSB, nor the consummation by PSB of the transactions contemplated hereby, nor compliance by PSB with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of its articles of incorporation or bylaws or the articles of association or bylaws (or similar organizational documents) of any other  PSB Entity or any resolution adopted by the Board of Directors or the shareholders of PSB that is currently in effect, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any PSB Entity under, any Contract or Permit of the PSB Entities (including without limitation the Trust Preferred Securities or the related indentures), or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to the PSB Entities or any of their Assets (including any MSL Entity or PSB Entity becoming subject to or liable for the payment of any Tax or any of the Assets owned by any MSL Entity or PSB Entity being reassessed or revalued by any Taxing authority).

(c)           Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, no notice to, filing with, or Consent of, any public body or Regulatory Authority is necessary for the consummation by PSB of the Merger and the other transactions contemplated in this Agreement.

5.3           Capital Stock.

(a)           The authorized capital stock of PSB consists of (i) 300,000 shares of PSB Voting Common Stock, of which 72,045 shares are issued and outstanding as of the date of this Agreement, (ii)  10,000 shares of PSB Class B Common Stock, of which 1,092 shares are issued and outstanding as of the date of this Agreement, and (iii) 50,000 shares of PSB Series CD Preferred Stock, of which 9,734 shares have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series CD, $1,000 per share liquidation value, and are issued and outstanding as of the date of this Agreement.  All of the issued and outstanding shares of capital stock of PSB are duly and validly issued and outstanding and are fully paid and nonassessable under the LBCL.  None of the outstanding shares of capital stock of PSB has been issued in violation of any preemptive rights of the current or past shareholders of PSB.

(b)           The authorized capital stock of Peoples State Bank consists of 8,000 shares of $25.00 par value per share common stock, of which 8,000 shares are issued and outstanding.  All of the issued and outstanding shares of capital stock of Peoples State Bank are owned by PSB, are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of Peoples State Bank has been issued in violation of any preemptive rights.

(c)            Except as set forth in Section 5.3(a) and (b) of this Agreement or in Section 5.3(c) of the PSB Disclosure Memorandum, there are no shares of capital stock, preferred stock or other equity securities of PSB or Peoples State Bank outstanding and no outstanding Equity Rights relating to the capital stock of PSB or Peoples State Bank.

(d)           Section 5.3(d) of the PSB Disclosure Memorandum sets forth a table listing, as of the date of this Agreement, the outstanding series of trust preferred and subordinated debt securities of the PSB Entities (the “Trust Preferred Securities”), and all such information is accurate and complete.  No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholders of PSB may vote (“Voting Debt”) are issued and outstanding.

(e)            Except as set forth in Section 5.3(e) of the PSB Disclosure Memorandum, other than the commitment to purchase shares of PSB Common Stock that are distributed from the PSB ESOP, PSB does not have and is not bound by any outstanding subscriptions, options, calls, commitments or Contracts of any character calling for the purchase or issuance of, or securities or rights convertible into or exchangeable for, any shares of capital stock of PSB, Equity Rights relating to the capital stock of PSB, or any other equity securities of PSB or Voting Debt or any securities representing the right to purchase or otherwise receive any shares of capital stock of PSB (including any rights plan or agreement).

5.4           PSB Subsidiaries.  Section 5.4 of the PSB Disclosure Memorandum sets forth a complete and correct list of all the Subsidiaries of PSB.  Except as described in Section 5.4 of the PSB Disclosure Memorandum: (i) PSB has no other Subsidiaries and no PSB Entity owns, for its own account, any stocks, options, calls, warrants or rights to acquire stock or other equity in any partnership, limited liability company or corporation other than ownership of stock of the Federal Home Loan Bank of Dallas, First National Bankers Bank and Farmer Mac; (ii) PSB owns all of the issued and outstanding capital stock of each of its Subsidiaries, free and clear of any Lien; (iii) no capital stock (or other equity interest) or Voting Debt of any of the PSB Entities is or may become required to be issued by reason of any Equity Rights, and there are no Contracts by which any PSB Entity is bound to issue additional shares of its capital stock (or other equity interests), Equity Rights or Voting Debt or by which any PSB Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) or Voting Debt of any PSB Entity.  There are no Contracts relating to the rights of any PSB Entity to vote or to dispose of any shares of the capital stock (or other equity interests) or Voting Debt of any PSB Entity.

5.5           Financial Statements.  Each of the PSB Financial Statements (including, in each case, any related notes) made available to MSL, including any PSB Financial Statements provided after the date of this Agreement until the Effective Time, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements), and fairly presented in all material respects the consolidated financial position of PSB and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim consolidated financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

5.6           Absence of Undisclosed Liabilities.  Except as set forth in Section 5.6 of the PSB Disclosure Memorandum, PSB has no Liabilities of a nature required to be reflected on a consolidated balance sheet prepared in accordance with GAAP, except Liabilities that are accrued or reserved against in the consolidated balance sheet of PSB as of December 31, 2011, included in the PSB Financial Statements or reflected in the notes thereto.  PSB has not incurred or paid any Liability since December 31, 2011, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and that are not reasonably likely to have, individually or in the aggregate, and PSB Material Adverse Effect or (ii) in connection with the transactions contemplated by this Agreement.

5.7           Loan and Investment Portfolios.

(a)            Each loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) payable to PSB or any of its Subsidiaries (i) is evidenced by Loan Documentation that is true, genuine and what it purports to be and (ii) represents the valid and legally binding obligation of the obligor, maker, co-maker, guarantor, endorser or debtor (such person referred to as an “Obligor”) thereunder, and is enforceable against the Obligor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.  For the purposes of this Agreement, “Loan Documentation” means all Loan files and all documents included in PSB’s or any of its Subsidiaries’ file or imaging system with respect to a Loan, including loan applications, notes, security agreements, deeds of trust, collectors notes, appraisals, credit reports, disclosures, titles to collateral, verifications (including employment verification, deposit verification, etc.), mortgages, loan agreements, including building and loan agreements, guarantees, pledge agreements, financing statements, intercreditor agreements, participation agreements, sureties and insurance policies (including title insurance policies) and all modifications, waivers and consents relating to any of the foregoing.

(b)           The information with respect to each Loan set forth in the data storage disk produced by PSB from its management information systems regarding the Loans and delivered to MSL prior to the date hereof (the “Loan Tape”), and, to the Knowledge of PSB, any third-party information set forth in the Loan Tape is true, correct and accurate as of the dates specified therein, or, if no such date is indicated therein, as of June 30, 2012.

(c)           (i) Section 5.7(c) of the PSB Disclosure Memorandum sets forth a list of all Loans as of the date hereof by PSB and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of PSB or any of its Subsidiaries, (ii) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate that was below market at the time the Loan was originated, and (iii) all such Loans are and were originated in compliance in all material respects with all applicable Laws.

(d)           Each Loan payable to PSB or any of its Subsidiaries (i) was originated or purchased by PSB or its Subsidiaries and its principal balance as shown on PSB’s books and records is true and correct as of the date indicated therein, (ii) contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for the practical realization against any collateral therefor, and (iii) complies, and at the time the Loan was originated or purchased by PSB or its Subsidiaries complied, including as to the Loan Document related thereto, in all material respects, with all applicable requirements of federal, state and local Laws.

(e)            Each outstanding Loan (including Loans held for resale to investors) payable to PSB or any of its Subsidiaries has been solicited and originated and is administered and serviced (to the extent administered and serviced by PSB or any of its Subsidiaries), and during the period of time in which such Loan was originated, held or serviced by PSB or any of its Subsidiaries, the relevant Loan Documentation was being maintained, in all material respects in accordance with PSB’s or any of its Subsidiaries’ underwriting and servicing standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and customary industry practices and with all applicable requirements of federal, state and local Laws.

(f)            With respect to each Loan payable to PSB or any of its Subsidiaries that is secured, PSB or one of its Subsidiaries has a valid and enforceable Lien on the collateral described in the documents relating to such Loan, and each such Lien is assignable and has the priority described in the Loan Documentation (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and except as the availability of equitable remedies may be limited by general principles of equity).

(g)           Except as set forth in Section 5.7(g) of the PSB Disclosure Memorandum, none of the agreements pursuant to which PSB or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the Obligor on any such Loan.

(h)            Section 5.7(h) of the PSB Disclosure Memorandum identifies each Loan payable to PSB or any of its Subsidiaries that (i) as of June 30, 2012 (A) was on non-accrual status, (B) where the interest rate terms had been reduced and/or the maturity dates had been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (C) where a specific reserve allocation existed in connection therewith, (D) which was required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15 or (E) that was contractually past due 90 days or more in the payment of principal and/or interest, or (ii) as of the date of this Agreement is classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List” or words of similar import.  For each Loan identified in response to clause (i) or (ii) above, Section 5.7(h) of the PSB Disclosure Memorandum sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of June 30, 2012.

5.8           Absence of Certain Changes or Events.  Since December 31, 2011, except as disclosed in the PSB Financial Statements delivered prior to the date of this Agreement or as contemplated in this Agreement, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, an PSB Material Adverse Effect, (ii) PSB has not declared, set aside for payment or paid any dividend to holders of, or declared or made any distribution on, any shares of PSB Common Stock, and (iii) the PSB Entities have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of the PSB Entities provided in Article 7.  Except as may result from the transactions contemplated by this Agreement, none of the PSB Entities have, since the date of the PSB Financial Statements delivered prior to the date of this Agreement:

(a)            borrowed any money other than deposits or overnight fed funds or entered into any capital lease or leases; or, except in the ordinary course of business and consistent with past practices:  (i) lent any money or pledged any of its credit in connection with any aspect of its business whether as a guarantor, surety, issuer of a letter of credit or otherwise, (ii) mortgaged or otherwise subjected to any Lien any of its Assets, sold, assigned or transferred any of its Assets in excess of $50,000 in the aggregate or (iv) incurred any other Liability or loss representing, individually or in the aggregate, over $50,000;

(b)           suffered over $50,000 in damage, destruction or loss to immovable or movable property, whether or not covered by insurance;

(c)           experienced any material adverse change in Asset concentrations as to customers or industries or in the nature and source of its Liabilities or in the mix or interest-bearing versus noninterest-bearing deposits;

(d)           except as set forth in Section 5.8(d) of the PSB Disclosure Memorandum  and except in the ordinary course of business and consistent with past practices, had any customer with a loan or deposit balance of more than $100,000 terminate, or received notice of such customer’s intent to terminate, its relationship with an PSB Entity;

(e)            failed to operate its business in the ordinary course consistent with past practices, or failed to use reasonable efforts to preserve its business or to preserve the goodwill of its customers and others with whom it has business relations;

(f)            except as set forth in Section 5.8(f) of the PSB Disclosure Memorandum, forgiven any debt owed to it in excess of $50,000, or canceled any of its claims or paid any of its noncurrent obligations or Liabilities;

(g)           except as set forth in Section 5.8(g) of the PSB Disclosure Memorandum, made any capital expenditure or capital addition or betterment in excess of $50,000;

(h)           except as set forth in Section 5.8(h) of the PSB Disclosure Memorandum, entered into any agreement requiring the payment, conditionally or otherwise, of any salary, bonus, compensation (including payments for unused vacation or sick time), pension or severance payment to any of its present or former directors, officers, employees or contractors, except such agreements (i) as are terminable at will without any penalty or other payment by it or (ii) increase (except for increases of not more than 5% consistent with past practices) the compensation (including salaries, fees, bonuses, profit sharing, incentive, severance, pension, retirement or other similar payments) of any such person whose annual compensation would not, following such increase, exceed $50,000;

(i)            except as set forth in Section 5.8(i) of the PSB Disclosure Memorandum, adopted, modified or amended any employee benefit plan other than as required by law;

(j)             except as required in accordance with GAAP, changed any accounting practice followed or employed in preparing the PSB Financial Statements;

(k)            entered into any agreement, contract or commitment to do any of the foregoing; or

(l)             authorized or issued any additional shares of PSB Common Stock, preferred stock, Voting Debt or Equity Rights.

5.9           Tax Matters.

(a)           All Tax Returns required to be filed by or on behalf of the PSB Entities have been timely filed or requests for extensions have been timely filed, granted, and have not expired for all periods ended on or before the date of the most recent fiscal year end immediately preceding the Effective Time.  All such Tax Returns are complete and accurate in all material respects and were prepared in substantial compliance with all applicable Laws.  All Taxes due and payable have been timely paid.  There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the PSB Financial Statements delivered prior to the date of this Agreement.  None of the PSB Entities’ federal income Tax Returns have been audited by the IRS or any state or local jurisdiction, and no notices have been received indicating an intent to open an audit or other review.  All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.  There are no Liens with respect to Taxes upon any of the Assets of the PSB Entities.  The PSB Entities have withheld and paid over all Taxes required to have been withheld to all applicable Tax authorities.  The PSB Entities are not and have never been a party to any tax sharing agreement.  The PSB Entities do not have any liability for the Taxes of any person or entity other than itself either as a result of being a transferee or successor by contract or otherwise.  No claim has ever been made by a Regulatory Authority in a jurisdiction where any of the PSB Entities do not file Tax Returns that any of the PSB Entities may be subject to taxes in that jurisdiction.

(b)           The PSB Entities have not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

(c)           The provision for any Taxes due or to become due for PSB for the period or periods through and including the date of the respective PSB Financial Statements that has been made and is reflected on such PSB Financial Statements is sufficient to cover all such Taxes.

(d)           Deferred Taxes of PSB have been provided for in accordance with GAAP.

(e)           The PSB Entities are in compliance with, and their respective records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding (from any employee or other Person) requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Code Section 3406.

(f)             None of the PSB Entities have experienced a change in ownership with respect to their respective stock, within the meaning of Code Section 382, other than the ownership change that will occur as a result of the transactions contemplated by this Agreement.

(g)            The PSB Entities have not made any payments, the PSB Entities are not obligated to make any payments, nor are any of the PSB Entities a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code Section 280G.   The PSB Entities have not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).  The PSB Entities have disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.

(h)           The PSB Entities have no potential liability for any Tax under Code Section 1374.  The PSB Entities have not in the past 10 years: (A) acquired assets from another corporation in a transaction in which the PSB Entities’ tax basis for the acquired assets was determined, in whole or in part, by any reference to the tax basis of the acquired assets (or any other property) in the hands of the transferor, or (B) acquired the stock of any corporation which is a qualified subchapter S subsidiary under the Code.

(i)             None of the PSB Entities will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i)            change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii)           “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) executed on or prior to the Closing Date;

(iii)          intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law);

(iv)          installment sale or open transaction disposition made on or prior to the Closing Date;

(v)           prepaid amount received on or prior to the Closing Date; or

(vi)          election under Code Section 108(i).

(j)             None of the PSB Entities has received any private letter rulings from the IRS (or any comparable ruling from any other taxing authority).

(k)            None of the PSB Entities (i) is or has ever been a member of an affiliated group (other than a group the common parent of which was PSB) filing a consolidated, combined or unitary Tax Return or (ii) has any liability for Taxes of any person (other than PSB or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.

(l)             None of the PSB Entities is a party to or bound by or has any obligation under any Tax sharing, allocation or indemnification agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other person.

(m)           None of the PSB Entities has been either a “distributing corporation” or a “controlled corporation” within the meaning of Code Section 355(a)(1)(A) in a distribution occurring during the last five years in which the parties to such distribution treated the distribution as qualifying for tax-free treatment under Code Section 355.

(n)            None of the PSB Entities has been a party to any “reportable transaction” as defined in Code Section 6707A(c)(i) and Regulation Section 1.6011-4(b).

5.10         Allowance for Possible Loan Losses.  The allowance for possible loan or credit losses (the “Allowance”) shown on the consolidated balance sheets of PSB included in the PSB Financial Statements and the Allowance shown on the consolidated balance sheets of PSB as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the PSB Entities and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the PSB Entities as of the dates thereof.

5.11         Assets.

(a)            Except as disclosed in Section 5.11(a) of the PSB Disclosure Memorandum, the PSB Entities have good and marketable title, free and clear of all Liens, to their respective Assets, except for (i) mortgages and encumbrances that secure indebtedness that is properly reflected in the PSB Financial Statements or that secure deposits of public funds as required by law; (ii) Liens for taxes accrued but not yet payable; (iii) Liens arising as a matter of law in the ordinary course of business, provided that the obligations secured by such Liens are not delinquent or are being contested in good faith; (iv) such imperfections of title and encumbrances, if any, as do not materially detract from the value or materially interfere with the present use of any of such properties or Assets or the potential sale of any of such owned properties or Assets; and (v) capital leases and leases, if any, to third parties for fair and adequate consideration.  All tangible properties used in the business of the PSB Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with such PSB Entity’s past practices.  All Assets which are material to the PSB Entities’ business on a consolidated basis, held under leases or subleases by any of the PSB Entities, are held under valid Contracts enforceable against the PSB Entities in accordance with their respective terms (except as enforceability may be limited by applicable Bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect.

(b)           The PSB Entities have paid all amounts due and payable under any insurance policies and guarantees applicable to the PSB Entities and their Assets and operations; all such insurance policies and guarantees are in full force and effect, and all the PSB Entities’ material properties are insured against fire, casualty, theft, loss, and such other events against which it is customary to insure, all such insurance policies being in amounts and with deductibles that are adequate and are consistent with past practice and experience.  None of the PSB Entities has received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased.  Except as disclosed in Section 5.11(b) of the PSB Disclosure Memorandum, there are presently no claims for amounts exceeding in any individual case $10,000 pending under such policies of insurance and no notices of claims in excess of such amounts have been given by any PSB Entity under such policies.

(c)            Section 5.11(c) of the PSB Disclosure Memorandum lists (i) all real property owned by any of the PSB Entities (the “Owned Real Property”); (ii) all leases, subleases, licenses or other contracts (including all amendments, modifications, and supplements thereto) pursuant to which any of the PSB Entities lease land and/or buildings, together with the real property rights (including security deposits), benefits and appurtenances pertaining thereto and rights in respect thereof, including ground leases (the “Real Property Leases”) and lists all parcels of real property leased to any PSB Entity pursuant to the Real Property Leases (the “Leased Premises”) and (iii) all leases, subleases, licenses or other use agreements between any PSB Entity, as landlord, sublandlord or licensor, and third parties with respect to Owned Real Property or Leased Premises, as tenant, subtenant or licensee  (“Tenant Leases”), in each case including all amendments, modifications, and supplements thereto, and all such documentation has been made available to MSL on or prior to the date hereof.  None of the PSB Entities use in their businesses any real property other than the Owned Real Property and the Leased Premises.  Except as set forth in Section 5.11(c) of the PSB Disclosure Memorandum, no Person other than the PSB Entities has (or will have, at Closing) (i) any right in any of the Owned Real Property or any right to use or occupy any portion of the Owned Real Property or (ii) any right to use or occupy any portion of the Leased Premises.

(d)            PSB has good and marketable leasehold interests in the Leased Premises, free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in sole possession of the properties purported to be leased thereunder, subject and pursuant to the terms of the Real Property Leases. With respect to each lease of any real property or personal property to which any PSB Entity is a party (whether as lessee or lessor, including without limitation, the Real Property Leases and Tenant Leases) (i) such lease is in full force and effect in accordance with its terms by the PSB Entity; (ii) all rents and other monetary amounts that have become due and payable thereunder have been paid by the PSB Entity; (iii) there exists no Default under such lease by the PSB Entity or, to the Knowledge of PSB, with respect to the other parties thereto; and (iv) the Merger will not constitute a default or a cause for termination or modification of such lease.

(e)            Except as contemplated by this Agreement, PSB has no legal obligation, absolute or contingent, to any other person to sell or otherwise dispose of any substantial part of its Assets or to sell or dispose of any of its Assets except in the ordinary course of business consistent with past practices.

(f)            The PSB Entities’ Assets include all material Assets required to operate the business of the PSB Entities as presently conducted.

5.12         Derivative Instruments.  Except as disclosed in Section 5.12 of the PSB Disclosure Memorandum, neither PSB nor any of its Subsidiaries has engaged in or been party to any Derivative Transactions.

5.13         Intellectual Property.  The PSB Entities own or have a valid license to use all of the Intellectual Property used by the PSB Entities in the course of their business.  The PSB Entities are the owner of or have a license to any Intellectual Property sold or licensed to a third party by the PSB Entities in connection with the PSB Entities’ business operations, and the PSB Entities have the right to convey by sale or license any Intellectual Property so conveyed.  The PSB Entities have not received notice of Default under any of their Intellectual Property licenses.  No proceedings have been instituted, or are pending or overtly threatened, that challenge the rights of the PSB Entities with respect to Intellectual Property used, sold or licensed by the PSB Entities in the course of their business, nor has any person claimed or alleged any rights to such Intellectual Property.  The conduct of the PSB Entities’ business does not infringe any Intellectual Property of any other person.  The PSB Entities are not obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property.  None of the PSB Entities is a party to any agreement to indemnify any Person against a claim of infringement of or misappropriation by any Intellectual Property.

5.14         Environmental Matters.

(a)           The PSB Entities, their Participation Facilities, and their Operating Properties are, and have been, in compliance with all Environmental Laws.

(b)           There is no Litigation pending or overtly threatened before any court, governmental agency, or authority or other forum in which the PSB Entities or any of their Operating Properties or Participation Facilities (or PSB in respect of such Operating Property or Participation Facility) has been or, with respect to overtly threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the Release into the indoor or outdoor Environment of any Hazardous Material, whether or not occurring in, at, on, under, about, adjacent to, or affecting (or potentially affecting) an Asset currently or formerly owned, leased, or operated by the PSB Entities or any of their Operating Properties or Participation Facilities, nor is there any reasonable basis for any Litigation of a type described in this sentence.

(c)            During the period of (i) the PSB Entities’ ownership or operation of any of its Assets, (ii) the PSB Entities’ participation in the management of any Participation Facility, or (iii) the PSB Entities’ holding of a security interest in a Operating Property, there has been no Release of any Hazardous Material in, at, on, under, about, adjacent to, or affecting (or potentially affecting) such properties.  Prior to the period of (i) the PSB Entities’ ownership or operation of any of its Assets, (ii) the PSB Entities’ participation in the management of any Participation Facility, or (iii) the PSB Entities’ holding of a security interest in a Operating Property, there was no Release of any Hazardous Material in, at, on, under, about, or affecting any such property, Participation Facility or Operating Property.  No lead-based paint or asbestos in any form is present in, at, on, under, about, or affecting (or potentially affecting) any Asset.

(d)           The PSB Entities have delivered to MSL true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by PSB pertaining to Hazardous Materials in, at, on, under, about, or affecting (or potentially affecting) any Asset, or concerning compliance by the PSB Entities or any other Person for whose conduct they are or may be held responsible, with Environmental Laws.

5.15         Compliance with Laws.

(a)            Each of the PSB Entities and each of their employees hold all licenses, registrations, franchises, certificates, variances, Permits and authorizations necessary for the lawful conduct of their respective businesses and properties and are and have been in compliance with, and are not and have not been in violation of, any applicable Law and none of the PSB Entities has Knowledge of, or has received notice of, any violations of any of the above.

(b)            Each of the PSB Entities has properly administered all accounts for which the PSB Entity acts as a fiduciary, including accounts for which the PSB Entity serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in accordance with the terms of the governing documents and applicable Law in all material respects.  None of the PSB Entities, or any director, officer or employee of any of the PSB Entities, has committed any breach of trust with respect to any such fiduciary account and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect in all material respects the assets of such fiduciary account.

(c)            PSB and Peoples State Bank are each “well-capitalized” (as that term is defined at 12 C.F.R. 225.2(r) or the relevant regulation of its primary federal bank regulator) and the rating of Peoples State Bank under the Community Reinvestment Act of 1997 (“CRA”) is no less than “satisfactory.”  Neither PSB nor Peoples State Bank has been informed that its status as “well-capitalized” or, in the case of Peoples State Bank, “satisfactory” for CRA purposes will change within one year nor do they have Knowledge of any conditions or circumstances that are likely to result in a CRA rating of less than “satisfactory” or material criticism from regulators with respect to discriminatory lending practices.

(d)           None of the PSB Entities in receipt of any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any PSB Entity is not in compliance with any of the Laws or Orders which such Regulatory Authority enforces, (ii) threatening to revoke any Permits or (iii) requiring any PSB Entity to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its respective business or in any manner relates to capital adequacy, credit or reserve policies or management.

5.16         Labor Relations.  The PSB Entities are not a party to any Litigation asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it to bargain with any labor organization or other employee representative to wages or conditions of employment, nor are the PSB Entities party to any collective bargaining agreement, nor is there any pending or threatened strike, slowdown, picketing, work stoppage or other labor dispute involving any PSB Entity.  To the Knowledge of PSB, there is no activity involving any of PSB Entities’ employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

5.17         Employee Benefit Plans.

(a)           The PSB Entities have listed in Section 5.17(a) of the PSB Disclosure Memorandum, and have delivered or made available to MSL prior to the execution of this Agreement complete and accurate copies in each case of, all pension, retirement, profit-sharing, employee stock ownership, deferred compensation, stock option, employee stock ownership, severance pay, vacation, cash or stock bonus, or other incentive plans, all employment, change in control, retention, executive compensation or severance arrangements, all other employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including without limitation all “employee benefit plans” as that term is defined in Section 3(3) of ERISA, adopted, maintained by, sponsored in whole or in part by, or contributed to by the PSB Entities or any ERISA Affiliate thereof for the benefit of any of their current or former officers, employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or with respect to which any PSB Entity or any ERISA Affiliate thereof has any liability (whether actual or contingent), in each case, whether or not in writing and whether or not subject to ERISA (collectively, the “PSB Benefit Plans”).  Any of the PSB Benefit Plans that is an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, is referred to herein as a “PSB ERISA Plan.”

(b)           Except as set forth the in Section 5.17 (b) of the PSB Disclosure Memorandum, each PSB ERISA Plan that is intended to meet the requirements of a “qualified plan” within the meaning of Code Section 401(a) is so qualified and its related trust tax-exempt under Code Section 501(a), and no event has occurred and no condition exists that would cause the loss of such qualified or exempt status or the imposition of any liability, penalty or tax under ERISA, the Code or other applicable Law.

(c)            Except as set forth the in Section 5.17 (c) of the PSB Disclosure Memorandum, each PSB Benefit Plan has been established, maintained, funded and administered in accordance with its terms and in compliance with applicable Law, including without limitation ERISA and the Code.  All required contributions, premiums or payments which are due under each PSB Benefit Plan have been paid by the applicable due date, and all such contributions, premiums and payments for which the due date has not yet occurred are properly accrued.  Each PSB Entity has performed all obligations required to be performed by it under, is not in default under or violation of, and has no Knowledge of any default or violation by any other party to, any of the PSB Benefit Plans.

(d)            No PSB Entity has, or has ever had, any liability (actual or contingent) with respect to (i) a multiemployer plan as defined in Code Section 414(f) or Sections 3(37) or 4001(a)(31) of ERISA, (ii) a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA, (iii) a multiple employer plan within the meaning of Code Section 413(c) or Sections 4063, 4064 or 4066 of ERISA or (iv) an employee benefit plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code.

(e)           There are no (i) investigations or other proceedings by any Regulatory Authority with respect to any PSB Benefit Plan or any of the assets thereof pending or, to the Knowledge of PSB, threatened or (ii) pending or, to the Knowledge of PSB, threatened claims (other than routine claims for benefits in the ordinary course) against any PSB Benefit Plan or any of the assets thereof, and there exists no facts or circumstances that would give rise to or could be expected to give rise to any such investigations, proceedings or claims.

(f)             Each PSB Benefit Plan that is subject to Code Section 409A is in written compliance, and has been operated in compliance, with Code Section 409A.  No violation of Code Section 409A has occurred with respect to any PSB Benefit Plan that is subject to Code Section 409A.

(g)            Except as disclosed in Section 5.17(g) of the PSB Disclosure Memorandum, the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event, such as, but not limited to, termination of employment) will not (i) entitle any current or former employee, officer, retiree, director or independent contractor of any PSB Entity or their dependents, spouses, or beneficiaries to any severance pay, unemployment compensation or similar payments, (ii) accelerate the time of payment or vesting, require the funding of, or increase the amount of any compensation due to, or in respect of, any such current or former employee, officer, retiree, director or independent contractor of any PSB Entity or their dependents, spouses or beneficiaries or (iii) result in or satisfy any condition to the payment of compensation that would, alone or in combination with any other payment or event, result in an “excess parachute payment” within the meaning of Code Section 280G.  No PSB Benefit Plan provides for any gross-up payments for any current or former employee, officer, retiree, director or independent contractor of any PSB Entity or their dependents, spouses or beneficiaries to cover any liability for tax under Code Section 4999 or 409A or similar laws, including state laws.

(h)            Each PSB Benefit Plan that is a “group health plan” as defined in Section 607(1) of ERISA or Code Section 5001(b)(1) has been operated at all times in compliance with (i) the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, (ii) the provisions of the Code and ERISA enacted by the Health Insurance Portability and Accountability Act of 1996, as amended, including, without limitation, the privacy and security rules, (iii) the applicable requirements of the Family Medical Leave Act of 1993 and the regulations thereunder and (iv) all other applicable Laws.

(i)             No PSB Benefit Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured) with respect to any current or former employees, officers, retirees, directors or independent contractors of any PSB Entity or their dependents, spouses or beneficiaries after retirement or other termination of service (other than coverage mandated by Code Section 4980(B) or any similar state law.

(j)             All service providers to any PSB Entity have been properly characterized as employees or independent contractors, and the PSB Entities have properly reported all payments of compensation on the applicable Forms W-2 or 1099.  None of the PSB Entities have any obligations to provide benefits to any service provider characterized as independent contractors under the PSB Benefit Plans.

(k)            No one authorized to make any representation or communication on behalf of any PSB Entity has made any written or, to the Knowledge of PSB, oral representation or communication with respect to the participation, eligibility for benefits, vesting, benefit accrual or provisions of any PSB Benefit Plan to any current or former employee, retiree, director or independent contractor of any PSB Entity or their dependents, spouses or beneficiaries that is inconsistent with the terms of the applicable PSB Benefit Plan or would otherwise increase the benefits payable under the applicable PSB Benefit Plan beyond that intended by its terms.

(l)             Each PSB ERISA Plan that is not qualified under Code Section 401(a) is exempt from Parts 2, 3 and 4 of Title 1 of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees pursuant to Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA.  No assets of any PSB Entity are allocated to or held in a “rabbi trust” or similar funding vehicle.

(m)           No PSB Entity or any employee or director of any PSB Entity nor any trustee, administrator, or other fiduciary or any other “party in interest” or “disqualified person” with respect to any PSB Benefit Plan has engaged in a “prohibited transaction” as such term is defined in Code Section 4975 or Section 406 of ERISA that would result in any tax, penalty or liability on any PSB Benefit Plan or PSB Entity under Code Section 4975 or Section 502(i) of ERISA.

5.18         Material Contracts.

(a)            Except as disclosed in Section 5.18(a) of the PSB Disclosure Memorandum, none of the PSB Entities, nor any of their respective Assets, businesses, or operations is a party to, or is bound or affected by, or receives benefits under (each Contract, the type described in this Section 5.18(a) whether written or oral and whether or not set forth in the PSB Disclosure Memorandum, is referred to as a “PSB Contract”):

(i)             any Contract entered into for the acquisition of the securities (other than the purchase of investment securities in the ordinary course of business) of or any material portion of the assets of any other Person;

(ii)            any trust indenture (including without limitation, those related to the Trust Preferred Securities), mortgage, promissory note, loan agreement or other Contract or instrument for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP, in each case, where a PSB Entity is a lender, borrower or guarantor other than agreements evidencing deposit liabilities, trade payables and Contracts relating to borrowings entered into in the ordinary course of business;

(iii)           any Contract limiting (or purporting to limit) the freedom of any PSB Entity to engage in any line of business or to compete with any other Person or prohibiting any PSB Entity from soliciting customers, clients or employees, in each case whether in any specified geographic region or business or generally;

(iv)           any Contract of guarantee, support or indemnification by a PSB Entity, assumption or endorsement by a PSB Entity of, or any similar commitment by a PSB Entity with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person other than those entered into in the ordinary course of business;

(v)           any Contract which would be terminable other than by a PSB Entity or any Contract under which a material payment obligation would arise or be accelerated, in each case as a result of the announcement or consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events);

(vi)          any alliance, cooperation, joint venture, shareholders’ partnership or similar Contract involving a sharing of profits or losses relating to a PSB Entity;

(vii)          any employment, change of control, severance, termination, consulting, or retirement Contract;

(viii)         any Contract, option or commitment or right with, or held by, any third party to acquire, use or have access to any Assets, or any interest therein, of a PSB Entity, other than in connection with the sale of Loans, Loan participations or investment securities in the ordinary course of business consistent with past practice;

(ix)            any Contract that contains any (A) exclusive dealing obligation, (B) “clawback” or similar undertaking requiring the reimbursement or refund of any fees, (C) “most favored nation” or similar provision granted by a PSB Entity or (D) provision that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of a PSB Entity to own, operate, sell, transfer, pledge or otherwise dispose of any Assets or business;

(x)            any material Contract that would require any Consent or approval of a counterparty as a result of the consummation of the transactions contemplated by this Agreement;

(xi)           any lease or other contract (whether real, personal or mixed, tangible or intangible) pursuant to which the annualized rent or lease payments are, or are reasonably expected to be, in excess of $10,000;

(xii)          any Contract for the use or purchase of materials, supplies, goods, services, equipment or other assets providing for aggregate annual payments by a PSB Entity in excess of $10,000;

(xiii)          any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course of business with customers);

(xiv)         any Contract relating to the provision of data processing, network communication, or other technical services to or by a PSB Entity; and

(xv)          any Contract not listed above that is material to the financial condition, results of operations or business of a PSB Entity.

(b)           With respect to each PSB Contract and except as disclosed in Section 5.18(b) of the PSB Disclosure Memorandum: (i) the Contract is in full force and effect against the PSB Entity; (ii) the PSB Entity is not in Default thereunder; (iii) the PSB Entity has not repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is in Default in any respect, or has repudiated or waived any material provision thereunder.  All of the indebtedness of the PSB Entities for money borrowed is prepayable at any time by the PSB Entities without penalty or premium.  True, correct and complete copies of all PSB Contracts have been furnished or made available to MSL.

5.19         Legal Proceedings.  Except as disclosed in Section 5.19 of the PSB Disclosure Memorandum, there is no Litigation instituted, pending or overtly threatened (or unasserted but considered probable of assertion) against the PSB Entities, or against any employee benefit plan of the PSB Entities, or against any Asset, interest, or right of any of them, nor are there any Orders of any Regulatory Authorities outstanding against any PSB Entity.

5.20         Reports.  Since January 1, 2008, the PSB Entities have timely filed all reports and statements, together with any amendments required to be made with respect thereto, that they were required to file with Regulatory Authorities.  As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws.  As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.  Except for normal examinations conducted by a Regulatory Authority in the ordinary course of the business of the PSB Entities, there is no pending proceeding before, or, to the Knowledge of PSB, examination or investigation by, any Regulatory Authority into the business or operations of any of the PSB Entities.  There are no unresolved violations, criticisms or exceptions by any Regulatory Authority with respect to any Report relating to any examinations of any of the PSB Entities.

5.21         Accounting, Tax and Regulatory Matters.  PSB has not taken or agreed to take any action and has no Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying as a reorganization within the meaning of Code Section 368(a), or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

5.22         Technology Systems.

(a)             Except to the extent indicated in Section 5.22(a) of the PSB Disclosure Memorandum, no action will be necessary as a result of the transactions contemplated by this Agreement to enable use of the electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software, networks, peripherals, portfolio trading and computer systems, including any outsourced systems and processes, and Intellectual Property that are used by the PSB Entities (collectively, the “Technology Systems”) to continue by the MSL Entities to the same extent and in the same manner that it has been used by the PSB Entities.

(b)           The Technology Systems (for a period of 24 months prior to the Effective Date) have not suffered unplanned disruption causing an PSB Material Adverse Effect.  Except for ongoing payments due under relevant third party agreements, the Technology Systems are free from any Liens.  Access to business critical parts of the Technology Systems is not shared with any third party.

(c)            Details of PSB’s disaster recovery and business continuity arrangements have been provided to MSL in Section 5.22(c) of the PSB Disclosure Memorandum.

(d)           The PSB Entities have not received notice of or are aware of any material circumstances including, without limitation, the execution of this Agreement, that would enable any third party to terminate any of the PSB Entities’ agreements or arrangements relating to the Technology Systems (including maintenance and support).

5.23         PSB Disclosure Memorandum.  All information set forth in the PSB Disclosure Memorandum shall be deemed for all purposes of this Agreement to constitute part of the representations and warranties of PSB under this Article 5.

5.24         Voting and Support Agreements.  Each of the directors of PSB has executed and delivered to MSL on or prior to the date hereof, an agreement in substantially the form set forth in Exhibit B (collectively, the “Voting and Support Agreements”).

5.25         Board Recommendation.  The Board of Directors of PSB, at a meeting duly called and held, has by unanimous vote of the directors present (who constituted all of the directors then in office) (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, and the Voting and Support Agreements and the transactions contemplated thereby, taken together, are fair to and in the best interests of the shareholders and (ii) resolved to recommend that the holders of the shares of PSB Common Stock approve this Agreement.

5.26         No Investment Adviser. None of the PSB Entities serves in a capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, as amended, nor acts as an “investment adviser” required to register as such under the Investment Advisers Act of 1940, as amended.

5.27         State Takeover Statutes and Takeover Provisions. PSB has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law, including Sections 12:132 through 12:140.2 of the LBCL (collectively, “Takeover Laws”). None of the PSB Entities is an “interested shareholder” (within the meaning of Section 12:132(9) of the LBCL) of MSL or the beneficial owner (directly or indirectly) of more than 10% of the outstanding capital stock of MSL entitled to vote in the election of MSL’s directors.

5.28         PSB Information.  None of the information supplied or to be supplied by PSB for inclusion or incorporation by reference in the Proxy Statement and/or in the Form S-4, as applicable, or in any other application, notification or other document filed with any Regulatory Authority in connection with the transactions contemplated by this Agreement, in each case or in any amendment or supplement thereto will, at the time the Proxy Statement or any such supplement or amendment thereto is first mailed to the shareholders of PSB or at the time the PSB shareholders vote on the matters constituting the Requisite Shareholder Approval or, if applicable, at the time the Form S-4 or any such amendment or supplement thereto becomes effective under the 1933 Act or at the Effective Time, or at the time any such other applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  No representation or warranty is made by PSB in this Section 5.28 with respect to statements made or incorporated by reference therein based on information supplied by MSL in writing expressly for inclusion or incorporation by reference in the Proxy Statement, the Form S-4 (if applicable) or such other applications, notifications or other documents.  If at any time prior to the Effective Time any event should be discovered by PSB or any of its Subsidiaries which should be set forth in an amendment to the Form S-4 (if applicable) or a supplement to the Proxy Statement, or in any amendment or supplement to any such other applications, notifications or other documents, PSB shall promptly so inform MSL.

5.29         Brokers and Finders. Except as set forth in Section 5.29 of the of the PSB Disclosure Memorandum, none of the PSB Entities or any of their respective officers, directors, employees or agents has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for any of the PSB Entities, in connection with this Agreement or the transactions contemplated hereby.

5.30         PSB Adjusted Capital. Section 5.30 of the PSB Disclosure Memorandum, contains a true, correct and complete copy of the calculation of the PSB Adjusted Capital as of the date of this Agreement.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF MSL

MSL hereby represents and warrants to PSB as follows:

6.1           Organization, Standing and Power.

(a)            MSL is a corporation duly organized, validly existing, and in good standing under the laws of the State of Louisiana, and is duly registered as a bank holding company under the BHC Act.  MSL has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets.  MSL is duly qualified or licensed to transact business as a foreign corporation in good standing in the jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed.

(b)            MidSouth Bank is a national banking association duly organized, validly existing, and in good standing under the laws of the United States.  MidSouth Bank has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets.  MidSouth Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed.  The deposit accounts of MidSouth Bank are insured by the FDIC through the bank insurance fund to the fullest extent permitted by Law, and all premiums and assessments required in connection therewith have been paid by MidSouth Bank when due.

6.2           Authority; No Breach By Agreement.

(a)            MSL has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of MSL.This Agreement has been duly and validly executed and delivered by MSL.  Assuming due authorization, execution and delivery by PSB, this Agreement constitutes a valid and binding obligation of MSL, enforceable against MSL in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)            Neither the execution and delivery of this Agreement by MSL, nor the consummation by MSL of the transactions contemplated hereby, nor compliance by MSL with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of MSL’s articles of incorporation or bylaws or the certificate or articles of incorporation or articles of association or bylaws of any MSL Subsidiary or any resolution adopted by the Board of Directors or the shareholders of any MSL Entity that is currently in effect, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any MSL Entity under, any Contract or Permit of any MSL Entity or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any MSL Entity or any of their respective material Assets (including any MSL Entity or PSB becoming subject to or liable for the payment of any Tax or any of the Assets owned by any MSL Entity or PSB being reassessed or revalued by any Taxing authority).

(c)            Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE MKT, and other than Consents required from Regulatory Authorities, no notice to, filing with, or Consent of any public body or authority is necessary for the consummation by MSL of the Merger and the other transactions contemplated in this Agreement.

6.3           Capital Stock.

(a)           The authorized capital stock of MSL consists of 30,000,000 shares of MSL Common Stock, of which 10,494,564 shares are issued and outstanding as of August 31, 2012, and 5,000,000 shares of MSL Preferred Stock, of which 32,000 shares have been designated Senior Non-Cumulative Perpetual Preferred Stock, Series B, $1,000 per share liquidation value, and are issued and outstanding as of August 31, 2012.  All of the issued and outstanding shares of MSL Common Stock are, and all of the shares of MSL Common Stock and MSL Series C Preferred Stock to be issued in exchange for shares of PSB Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the LBCL.  None of the outstanding shares of MSL Common Stock has been issued in violation of any preemptive rights of the current or past shareholders of MSL.

(b)           The authorized capital stock of MidSouth Bank consists of 437,500 shares of $5.00 par value per share common stock, of which 350,000 shares are issued and outstanding.  All of the issued and outstanding shares of capital stock of MidSouth Bank are owned by MSL, are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of MidSouth Bank has been issued in violation of any preemptive rights.

6.4           SEC Filings; Financial Statements.

(a)            MSL has timely filed and made available to PSB all SEC Documents required to be filed by MSL since December 31, 2008 (the “MSL SEC Reports”).  The MSL SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such MSL SEC Reports or necessary in order to make the statements in such MSL SEC Reports, in light of the circumstances under which they were made, not misleading.  No MSL Subsidiary is required to file any SEC Documents.

(b)            Each of the MSL Financial Statements (including, in each case, any related notes) contained in the MSL SEC Reports, including any MSL SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of MSL and its Subsidiaries as of the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim consolidated financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

6.5           Absence of Undisclosed Liabilities.  No MSL Entity has any Liabilities of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, except Liabilities that are accrued or reserved against in the consolidated balance sheets of MSL as of June 30, 2012, included in the MSL Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto.  No MSL Entity has incurred or paid any Liability since June 30, 2012, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and that are not reasonably likely to have, individually or in the aggregate, a MSL Material Adverse Effect, or (ii) in connection with the transactions contemplated by this Agreement.

6.6           Absence of Certain Changes or Events.  Since June 30, 2012, except as disclosed in the MSL Financial Statements delivered prior to the date of this Agreement or in the MSL SEC Reports, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, an MSL Material Adverse Effect, and (ii) none of the MSL Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of MSL provided in Article 7.

6.7           Legal Proceedings.

(a)           There is no Litigation instituted, pending or overtly threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any MSL Entity, or against any director, employee or employee benefit plan of any MSL Entity, or against any Asset, interest, or right of any of them, nor are there any Orders of any Regulatory Authorities outstanding against any MSL Entity, that in any case would be required to be disclosed in a Form 8-K, Form 10-K or Form 10-Q pursuant to Item 103 of Regulation S-K that are not so disclosed.

(b)           There are no material uncured violations, or violations with respect to which material refunds or restitution may be required, cited in any compliance report to any MSL Entity as a result of examination by any bank or bank holding company Regulatory Authority.

(c)            No MSL Entity is subject to any written agreement, memorandum or order or decree with or by any bank or bank holding company Regulatory Authority, nor has any MSL Entity been advised by any regulatory agency that it is considering issuing or requesting any such written agreement, memorandum, letter, order or decree.

6.8           Brokers and Finders. None of the MSL Entities or any of their respective officers, directors, employees or agents has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for any of the MSL Entities, in connection with this Agreement or the transactions contemplated hereby.

ARTICLE 7
CONDUCT OF BUSINESS PENDING CONSUMMATION

7.1           Affirmative Covenants of PSB.  From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of MSL shall have been obtained, and except as otherwise expressly contemplated herein, PSB shall and shall cause each of its Subsidiaries to:

(a)           operate its business only in the usual, regular, and ordinary course;

(b)           preserve intact its business organization and material Assets and maintain its rights and franchises; and

(c)           give written notice promptly to MSL upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries that (i) is reasonably likely to have, individually or in the aggregate, an PSB Material Adverse Effect, or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly remedy the same.

7.2           Negative Covenants of PSB.  From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of MSL shall have been obtained, which consent shall not be unreasonably withheld, and except as otherwise expressly contemplated herein, PSB covenants and agrees that the PSB Entities will not do or agree or commit to do any of the following:

(a)            amend their articles of incorporation, bylaws or other governing instruments;

(b)            incur any additional debt obligation or other obligation for borrowed money except in the ordinary course of business of PSB consistent with past practices (which shall include creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of the PSB Entities of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the PSB Disclosure Memorandum);

(c)            repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of PSB’s capital stock, or declare or pay any dividend or make any other distribution in respect of PSB’s capital stock other than (i) as set forth in Section 3.2 of this Agreement and (ii) dividends on the PSB Series CD Preferred Stock and the 2012 annual dividend on PSB Common Stock (up to but not exceeding $250,000 in the case of the 2012 annual dividend);

(d)            issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of PSB Common Stock or any other capital stock of any PSB Entity, or any Rights, or other Equity Right, or Voting Debt;

(e)            adjust, split, combine or reclassify any shares of PSB Common Stock or issue or authorize the issuance of any other securities in respect of or in substitution for shares of PSB Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber any Asset other than in the ordinary course of business for reasonable and adequate consideration;

(f)            purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person, or otherwise acquire direct or indirect control over any Person, other than in connection with foreclosures in the ordinary course of business;

(g)           enter into or amend any employment or change of control Contract with any Person (unless such amendment is required by Law or this Agreement);

(h)            adopt any new employee benefit plan or terminate or withdraw from, or make any change in or to, any existing employee benefit plans of the PSB Entities other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax-qualified status of any such plan, except as contemplated by this Agreement;

(i)             make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP;

(j)             increase (except for increases of not more than 5% consistent with past practices) the compensation including wages, salary, fees, bonuses, profit sharing, incentive, pension, retirement, severance of any such person whose work compensation would, following such increase, exceed $50,000;

(k)            commence any Litigation other than in accordance with past practice, or settle any Litigation involving any Liability of the PSB Entities for over $25,000 in money damages or any restrictions upon the operations of the PSB Entities;

(l)             except in the ordinary course of business, enter into, modify, amend or terminate any Contract (including any loan Contract with an unpaid balance) or waive, release, compromise or assign any right or claim in an amount exceeding $25,000;

(m)           enter into, modify, amend or terminate any Contract of the sort that is or would be considered a PSB Contract, Real Property Lease or Tenant Lease;

(n)           except as set forth in Section 7.2(n) of the PSB Disclosure Memorandum, change its existing deposit policy other than changes made in the ordinary course of business consistent with past practice with respect to interest rates paid on deposits; incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practice; or accept any brokered deposits;

(o)           make any unsecured extension of credit to a borrower in excess of $25,000 or make any secured extension of credit to a borrower in excess of $250,000;

(p)            permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office of the PSB Entities;

(q)           enter into any new line of business; introduce any new products or services; change its lending, investment, underwriting, pricing, servicing, risk and asset liability management and other material banking and operating policies or otherwise fail to follow such policies, except as required by applicable law, regulation or policies imposed by any Regulatory Authority, or the manner in which its investment securities or loan portfolio is classified or reported; or invest in any mortgage-backed or mortgage-related security that would be considered “high risk” under applicable regulatory guidance; or file any application or enter into any contract with respect to the opening, relocation or closing of, or open, relocate or close, any branch, office, service center or other facility;

(r)             introduce any marketing campaigns or any new sales compensation or incentive programs or arrangements;

(s)            take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article 9 not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby, except, in every case, as may be required by applicable Law; or

(t)             agree to, or make any commitment to, take, or adopt any resolutions of Board of Directors of PSB in support of, any of the actions prohibited by this Section 7.2.

7.3           Reports.  Each Party and its Subsidiaries shall timely file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed.

ARTICLE 8
ADDITIONAL AGREEMENTS

8.1           Applications.  Each of MSL and PSB shall, and shall cause their Subsidiaries to, as soon as practicable, but not later than 30 days following the date of this Agreement, prepare and file applications with the appropriate Regulatory Authorities seeking the approvals necessary to consummate the transactions contemplated by this Agreement. Each of MSL and PSB shall have the right to review and approve in advance all characterizations of the information relating to that Party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Regulatory Authority. In addition, each of MSL and PSB shall furnish to the other Party for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Regulatory Authority prior to its filing. Each of MSL and PSB shall provide copies of all such filings to each other after such filings are made and shall promptly inform each other of all substantive regulatory contacts concerning the transactions contemplated by this Agreement.

8.2           Shareholder Approval and SEC Filings.

(a)            PSB shall take all action necessary in accordance with the LBCL and its articles of incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining the Requisite Shareholder Approval (such meeting or any adjournment or postponement thereof, the “PSB Shareholders’ Meeting”). Except in the case of a Change in Recommendation specifically permitted by Section 8.5(d), the Board of Directors of PSB shall (i) recommend to its shareholders the approval and adoption of this Agreement and the transactions contemplated herein (the “Board Recommendation”), (ii) include the Board Recommendation in the Proxy Statement and (iii) use its reasonable best efforts to obtain the Requisite Shareholder Approval. Notwithstanding any Change in Recommendation, this Agreement shall be submitted to the shareholders of the PSB at the PSB Shareholders’ Meeting for the purpose of voting on the approval of this Agreement and nothing contained herein shall be deemed to relieve PSB of such obligation; provided, however, that if the Board of Directors of the PSB shall have effected a Change in Recommendation, then the Board of Directors of PSB may submit this Agreement to the PSB’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of PSB may communicate the basis for its lack of a recommendation to PSB’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable law. In addition to the foregoing, PSB shall not submit to the vote of its shareholders at the PSB Shareholders’ Meeting, or otherwise prior to the termination of this Agreement in accordance with its terms, any Acquisition Proposal other than this Agreement and the transactions contemplated hereby.

(b)           Except as set forth in Section 8.5(d), neither the Board of Directors of the PSB nor any committee thereof shall withdraw, qualify or modify, in a manner adverse to MSL, the Board Recommendation or take any action, or make any public statement, filing or release inconsistent with the Board Recommendation (any of the foregoing being a “Change in Recommendation”); provided that, for the avoidance of doubt, PSB may not effect a Change in Recommendation unless it has complied in all material respects with the provisions of Section 8.5(d).

(c)            PSB and MSL shall as promptly as practicable prepare a proxy statement relating to the PSB Shareholders’ Meeting (the “Proxy Statement”).  The Proxy Statement, and any amendment or supplement thereto, shall include the Board Recommendation. If, at any time prior to the receipt of the Requisite Shareholder Approval, any event occurs with respect to PSB, MSL or any of their respective Subsidiaries, or any change occurs with respect to other information supplied by a Party for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, such Party shall promptly notify the other Party of such event, and PSB and MSL shall cooperate to the extent required by applicable law, in disseminating the information contained in such amendment or supplement to the shareholders of PSB.

(d)           As promptly as practicable following the execution of this Agreement, PSB shall use its best efforts to solicit questionnaires (the “Accredited Investor Questionnaires”) from each of the current holders of PSB Common Stock in a form and substance satisfactory to MSL for purposes of determining the accredited investor status of the PSB shareholders in order for PSB and MSL to determine if the Stock Consideration may be issued by MSL pursuant to an exemption from registration under the 1933 Act.  PSB shall promptly provide MSL with true correct and complete copies of each of the completed Accredited Investor Questionnaires that it receives from the PSB shareholders.

(e)            If PSB and MSL shall determine based upon the responses to the Accredited Investor Questionnaires and upon the advice of their legal counsel that the issuance of the Stock Consideration may be issued in a manner that is exempt from registration under the 1933 Act pursuant to Section 4(2) of the 1933 Act and/or Section 506 of Regulation D promulgated thereunder:

(i)             PSB and MSL shall as promptly as practicable take such actions as may be necessary or advisable to satisfy the requirements of such exemption from registration under the 1933, including without limitation, (A) preparing, and incorporating into or delivering with the Proxy Statement such disclosure as may be necessary, (B) preparing and making a Form D or such other filings or notices as may be required by applicable Regulatory Authorities, and (C) engaging a purchaser representative to act on behalf of any unaccredited investors.

(ii)           The MSL Common Stock and MSL Series C Preferred Stock to be issued as Stock Consideration shall not have been registered and shall be characterized as “restricted securities” under applicable federal and state securities laws, and under such laws such shares may be resold without registration under the 1933 Act, only in certain limited circumstances. Each certificate or book-entry allocation evidencing MSL Common Stock and MSL Series C Preferred Stock to be issued as Stock Consideration shall bear an appropriate restrictive legend or stop transfer instructions with respect thereto in substantially the following form:

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.

(iii)           With a view towards making available the benefits of certain rules and regulations of the SEC that may permit the resale of the Stock Consideration to the public without registration, MSL covenants, for one year following the Closing Date, to use its commercially reasonable efforts to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports and other documents required to be filed by MSL after the Closing Date pursuant to Section 13(a) or 15(d) of the 1934 Act, for so long as MSL is subject to such reporting requirements.  If, during the one-year period following the Closing Date, MSL is not required to file reports and other documents pursuant to Section 13(a) or 15(d) of the Exchange Act, it will use its commercially reasonable efforts to prepare and furnish to the holders of the Stock Consideration, and make publicly available in accordance with Rule 144(c) promulgated under the Securities Act, annual and quarterly financial statements, together with a discussion and analysis of such financial statements in form and substance substantially similar to those that would otherwise be required to be included in reports required by Section 13(a) or 15(d) of the Exchange Act, as well as any other information required thereby, in the time period that such filings would have been required to have been made under the Exchange Act.  MSL further covenants to use its commercially reasonable efforts to take such further action as the a holder of the Stock Consideration may reasonably request, all to the extent required from time to time to enable such holder, so long as such holder is not an affiliate of MSL, to sell the shares of MSL common stock issued as Stock Consideration without registration under the 1933 Act within the limitation of the exemptions provided by Rule 144 promulgated under the 1933 Act.

(f)            If PSB and MSL shall determine based upon the responses to the Accredited Investor Questionnaires and upon the advice of their legal counsel that the issuance of the Stock Consideration requires registration under the 1933 Act, PSB and MSL shall as promptly as practicable prepare, and MSL shall file with the SEC, a registration statement on Form S-4 (the “Form S-4”) in which the Proxy Statement will be included as a prospectus, and PSB and MSL shall use their respective reasonable best efforts to cause the Form S-4 to be declared effective by the SEC as promptly as practicable after filing.  If, at any time prior to the receipt of the Requisite Shareholder Approval, any event occurs with respect to PSB, MSL or any of their respective Subsidiaries, or any change occurs with respect to other information supplied by a Party for inclusion in the Form S-4, which is required to be described in an amendment of, or a supplement to, the Form S-4, such Party shall promptly notify the other Party of such event, and PSB and MSL shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Form S-4 and, to the extent required by applicable law, in disseminating the information contained in such amendment or supplement to the shareholders of PSB.

8.3           Agreement as to Efforts to Consummate.  Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9; provided that nothing herein shall preclude either Party from exercising its rights under this Agreement.  Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

8.4           Access to Information and Confidentiality.

(a)            Subject to the Confidentiality Agreement, PSB agrees to provide MSL and its Representatives, from time to time prior to the Effective Time, such information as MSL shall reasonably request with respect to PSB and its Subsidiaries and their respective businesses, financial conditions and operations and such access to the properties, books and records and personnel of PSB and its Subsidiaries as MSL shall reasonably request, which access shall occur during normal business hours and shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of PSB or its Subsidiaries.

(b)            MSL and PSB shall comply with, and shall cause their respective Representatives, directors, officers and employees to comply with, all of their respective obligations under the Confidentiality Agreement, which shall survive the termination of this Agreement in accordance with the terms set forth therein.

8.5           No Solicitations.

(a)            PSB shall not, and shall cause each of its Subsidiaries and its and their Representatives not to, directly or indirectly (i) solicit, initiate, encourage or facilitate (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or proposals regarding any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding an Alternative Transaction or Acquisition Proposal or (iii) enter into any agreement regarding any Alternative Transaction or Acquisition Proposal; provided, however, that if PSB is not otherwise in violation of this Section 8.5, nothing in this Agreement shall prevent the PSB Board of Directors from, pursuant to a customary confidentiality agreement that contains provisions that are no less favorable to PSB than those contained in the Confidentiality Agreement,  providing information to, and engaging in such negotiations or discussions with, a person who shall have made from and after the date of this Agreement a bona fide, unsolicited written Acquisition Proposal, with respect to such Acquisition Proposal, directly or through representatives, if the PSB Board of Directors, after consulting with and considering the advice of its outside counsel and financial advisor, determines in good faith that its failure to engage in any such negotiations or discussions would be reasonably likely to be a violation of its fiduciary duties under applicable Law.

(b)            PSB shall notify MSL promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to PSB or any of its Subsidiaries or for access to the properties, books or records of PSB or any of its Subsidiaries by any Person that has made, or to PSB’s Knowledge may be considering making, an Acquisition Proposal.  Such notice to MSL shall be made orally and in writing, and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting non-public information or access to the books and records of PSB or any of its Subsidiaries, and the material terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal and indicating whether any such Acquisition Proposal or modification or amendment to a Acquisition Proposal is a Superior Proposal.  PSB shall keep MSL fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request.

(c)            PSB and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than MSL) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than MSL who have been furnished confidential information regarding PSB in connection with the solicitation of or discussions regarding an Acquisition Proposal or Alternative Transaction within the 12 months prior to the date hereof promptly to return or destroy such information.  PSB shall not, and to cause its Subsidiaries not to, release any third party from, and shall enforce, the confidentiality and standstill provisions of any agreement to which PSB or its Subsidiaries is a party that remains in effect as of the date hereof, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any Person to make an Acquisition Proposal.

(d)            Notwithstanding anything herein to the contrary, at any time prior to the PSB Shareholders’ Meeting, if the PSB has received a Superior Proposal (after giving effect to the terms of any revised offer by MSL pursuant to this Section 8.5(d)), the Board of Directors of PSB may, in connection with such Superior Proposal, make a Change in Recommendation, if and only to the extent that the Board of Directors of PSB has determined in good faith, after consultation with outside counsel and its financial advisor, that the failure to take such action would cause it to violate its fiduciary duties under applicable law; provided, that the Board of Directors of PSB may not effect a Change in Recommendation unless:

(i)             PSB shall have received an unsolicited bona fide written Acquisition Proposal and the Board of Directors of PSB shall have concluded in good faith that such Acquisition Proposal is a Superior Proposal, after taking into account any amendment or modification to this Agreement agreed to by MSL;

(ii)            PSB shall have provided prior written notice to MSL at least five calendar days in advance (the “Notice Period”) of taking such action, which notice shall advise MSL that the Board of Directors of PSB has received a Superior Proposal, specify the material terms and conditions of such Superior Proposal (including the identity of the Person or group making the Superior Proposal);

(iii)           during the Notice Period, PSB shall, and shall cause its financial advisors and outside counsel to, negotiate with MSL in good faith (to the extent MSL desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and

(iv)           the Board of Directors of PSB shall have concluded in good faith that, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications offered or agreed to by MSL, if any, that such Acquisition Proposal continues to constitute a Superior Proposal.

If during the Notice Period any revisions are made to the Superior Proposal and such revisions are material, PSB shall deliver a new written notice to MSL and shall comply with the requirements of this Section 8.5(d) with respect to such new written notice, except that the new Notice Period shall be two calendar days. In the event that the Board of Directors of PSB does not make the determination referred to in clause (iv) of this paragraph and thereafter seeks to effect a Change in Recommendation, the procedures referred to above shall apply anew and shall also apply to any subsequent Change in Recommendation.

 8.6           Press Releases.  Prior to the Effective Time, PSB and MSL shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.6 shall be deemed to prohibit any Party from making any disclosure its legal counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law.

8.7           Indemnification and Insurance.

(a)           MSL covenants and agrees that:

(i)             all rights to indemnification (including, without limitation, rights to mandatory advancement of expenses) and all limitations of liability existing in favor of indemnified parties under PSB’s articles of incorporation and bylaws as in effect as of the date of this Agreement with respect to matters occurring prior to or at the Effective Time (an “Indemnified Party”) shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period concurrent with the applicable statute of limitations; provided, however, that all rights to indemnification in respect of any claim asserted or made as to which MSL is notified in writing within such period shall continue until the final disposition of such claim.  Without limiting the foregoing, in any case in which approval is required to effect any indemnification, the determination of any such approval shall be made, at the election of the Indemnified Party, by independent counsel mutually agreed upon between MSL and the Indemnified Party.

(ii)            Promptly after receipt by an Indemnified Party of notice of the commencement of any action, such Indemnified Party shall, if a claim in respect thereof is to be made against MSL under such subparagraph, notify MSL in writing of the commencement thereof.  In case any such action shall be brought against any Indemnified Party, MSL shall be entitled to participate therein and, to the extent that it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, and, after notice from MSL to such Indemnified Party of its election so to assume the defense thereof, MSL shall not be liable to such Indemnified Party under such subparagraph for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party; provided, however, if MSL elects not to assume such defense or if counsel for the Indemnified Party advises MSL in writing that there are material substantive issues that raise conflicts of interest between MSL or PSB and the Indemnified Party, such Indemnified Party may retain counsel satisfactory to it, and MSL shall pay all reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received.  Notwithstanding the foregoing, MSL shall not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in respect of such claim unless in the reasonable judgment of an Indemnified Party a conflict of interest exists between an Indemnified Party and any other Indemnified Parties in respect to such claims.

(iii)           If MSL or any of its successors or assigns (A) shall consolidate with or merge into any corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (B) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of MSL shall assume the obligations set forth in this Section 8.7(a).

(b)           PSB covenants and agrees that PSB shall purchase for a period of not less than four years after the Effective Time, past acts insurance coverage for no less than the four-year period immediately preceding the Effective Time under its (A) current directors and officers insurance policy (or comparable coverage), and (B) employment practices liability insurance for each of the directors and officers of the PSB Entities currently covered under comparable policies held by the PSB Entities.

8.8           Employee Benefits and Contracts.

(a)           Following the Effective Time, the officers and employees of the PSB Entities who continue employment with MSL or any of its Subsidiaries shall receive credit for purposes of eligibility to participate, vesting and, for vacation and severance plans only, and not for purposes of any defined benefit pension plan (whether or not qualified) or other plans, determination of the level of benefits, under each employee benefit plan, program or arrangement established or maintained for such officers or employees by MLS or any of its Subsidiaries, for service accrued or deemed to accrue prior to and as of the Effective Time, to the same extent that such service was recognized for such officers and employees for similar purposes under comparable benefit plans to which any PSB Entity was a party immediately prior to the Effective Time; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.  Each such officer and/or employee who has met the eligibility requirements for participation shall commence participation in the 401(k) plan, and/or the employee stock ownership plan sponsored by MSL and/or any of its Subsidiaries as of the first day of employment by MSL or a Subsidiary thereof.

(b)           Section 8.8(b) of the PSB Disclosure Memorandum sets forth a list of all of the Deferred Compensation Agreements (collectively, the “Deferred Comp Agreements”) which PSB has entered into between PSB (or its applicable Subsidiary) and their respective directors, officers and employees and the estimated amounts to be paid by PSB or its applicable Subsidiary, at or immediately prior to the Effective Date pursuant to the Deferred Comp Agreements. At or prior to the Effective Date, PSB or its applicable Subsidiary shall pay to the persons listed on Section 8.8(b) of the PSB Disclosure Memorandum the amounts, without material deviation, as set forth on Section 8.8(b) of the PSB Disclosure Memorandum against delivery by each listed Person of an instrument in writing signed by the recipient acknowledging (i) receipt of such payment as full payment for all amounts due and payable to such person thereunder and (ii) the termination of the Deferred Comp Agreements and the waiver by such person to any right of payment of death benefits under the Peoples State Bank Multi-Life Executive/Director Benefit Master Agreement, effective immediately upon the execution and delivery of said acknowledgment. Any payment under this Section 8.8 shall be subject to compliance with Code Section 409A.

8.9           Takeover Laws.  Each of PSB and MSL and their respective Boards of Directors shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, use reasonable best efforts to take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger and the other transactions contemplated hereby.

8.10         PSB ESOP Matters.

(a)            In connection with the Closing and at the Effective Time, the PSB ESOP shall pay in full all of the then outstanding indebtedness of the PSB ESOP incurred for the purpose of acquiring shares of PSB Common Stock with such amount of the Merger Consideration due the PSB ESOP as is necessary to make such payment.  Section 8.10(b) below sets forth the agreed acts and transactions that will be taken with respect to the PSB ESOP in connection with the Closing, which will include any amendment to the PSB ESOP needed to allow for and implement such acts and transactions.  The persons who are the trustees and other fiduciaries (other than the plan administrator) of the PSB ESOP immediately before the Closing shall remain in those positions until all of the agreed acts and transactions set forth in Section 8.10(b) below are completed and shall have the authority and responsibility to carry out and complete those acts and transactions.  Prior to the Closing Date, PSB shall appoint a committee of two of its officers and employees to serve as the plan administrator of the PSB ESOP, and such committee shall remain in that position until all the agreed acts and transactions set forth in Section 8.10(b) below are completed.  No person who is not a participant in the PSB ESOP as of the Closing shall become a participant in the PSB ESOP, and no participant in the PSB ESOP shall accrue any benefit under the PSB ESOP with respect to any employment or compensation earned after the Closing.   PSB represents that (i) the amount of the Merger Consideration to be paid the PSB ESOP is not less than the outstanding indebtedness of the PSB ESOP to be paid pursuant to this Section 8.10(a), and (ii) the provisions of this Section 8.10(a) relating to the payment of the indebtedness of the PSB ESOP and the agreed acts and transactions to be taken under Section 8.10(b) below comply with the terms of the PSB ESOP and with all applicable provisions of the Code, ERISA and other applicable laws subject to the determination by the Internal Revenue Service of the effect of the amendments required thereunder on the continuing qualified status of the PSB ESOP.  PSB agrees to adopt such resolutions, the form and substance of which are satisfactory to MSL, approving the agreed acts and transactions set forth in this Section 8.10.

(b)           The PSB ESOP shall be terminated by PSB in accordance with its terms prior to the Closing.  The PSB ESOP shall be amended effective as of the Closing to provide as follows:  (i) the allocation date for the 2012 plan year of the PSB ESOP shall be the Closing Date; (ii) each participant in the PSB ESOP who is employed on the Closing Date will share in the allocation of any employer contributions for the 2012 plan year; (iii) for purposes of allocating contributions for the 2012 plan year, compensation of any participant will not include any compensation paid after the Closing Date; (iv) any Merger Consideration from the sale of unallocated shares of PSB Common Stock remaining following payment in full of the indebtedness of the PSB ESOP used to acquire such shares of PSB Common Stock, if any, will be allocated per capita to each participant’s account in the PSB ESOP; (v) no employee will become a participant in the PSB ESOP after the Closing; (vi) no employer contributions shall be made to the PSB ESOP after the Closing; (vii) each participant who has not received a complete distribution of such participant’s PSB ESOP account will be 100% vested in such PSB ESOP account balance; (viii) distributions to the PSB ESOP participants will be made as soon as administratively practicable following the Closing; (ix) after termination of the PSB ESOP, the trust will be maintained until the PSB ESOP accounts of all participants have been distributed in full; (x) the PSB ESOP shall be converted into a profit sharing plan (without an ESOP feature) effective as of the day immediately following the Closing; and (xi) distributions upon termination of the PSB ESOP will only be made in stock to the extent such stock is in the participant’s ESOP account at that time.

8.11         Redemption of PSB Series CD Preferred Stock .  Each of MSL and PSB and their respective Subsidiaries shall cooperate and use their respective commercially reasonable efforts to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and Regulatory Authorities necessary to redeem the PSB Series CD Preferred Stock as of or prior to the Effective Time.

ARTICLE 9
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

9.1           Conditions to Obligations of Each Party.  The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.5:

(a)            Shareholder Approval.  The Requisite Shareholder Approval shall have been obtained.

(b)            Regulatory Approvals.  All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired.  No Consent obtained from any Regulatory Authority that is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

(c)            Consents and Approvals.  Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, an PSB Material Adverse Effect or an MSL Material Adverse Effect, as applicable.  No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

(d)           Legal Proceedings.  No court or governmental or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action that prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

(e)            Form S-4.  If required pursuant to Section 8.2(f), the Form S-4 shall have become effective under the 1933 Act and shall not be the subject of any stop order suspending the effectiveness of the Form S-4 nor shall proceedings for that purpose have been threatened.

9.2           Conditions to Obligations of MSL.  The obligations of MSL to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by MSL pursuant to Section 11.5(a):

(a)            Representations and Warranties.  The representations and warranties of PSB set forth in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or “PSB Material Adverse Effect”) as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date), except where the failure or failures to be so true and correct in all respects would not, individually or in the aggregate, have a PSB Material Adverse Effect; provided, however, that the representations and warranties of PSB set forth in Sections 5.1, 5.2, 5.26 and 5.28 shall be true and correct in all material respects (without giving effect to any limitation as to materiality or “PSB Material Adverse Effect”) as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date), and the representations of the warranties of PSB set forth in Section 5.3 shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time.

(b)           Performance of Agreements and Covenants.  Each and all of the agreements and covenants of PSB to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)            Certificates.  PSB shall have delivered to MSL (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.2(a) and Section 9.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Peoples State Bank’s Board of Directors, PSB’s Board of Directors and their respective shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as MSL and its counsel shall request.

(d)           Lock-Up Agreements.  If requested by MSL, MSL shall have received from each PSB shareholder listed on Section 9.2(d) of the PSB Disclosure Memorandum a signed Lock-Up Agreement in substantially the form attached hereto as Exhibit C.

(e)           Tier 1 Treatment. In the opinion of the applicable Regulatory Authority, the MSL Series C Preferred Stock shall qualify as tier 1 capital of MSL.

(f)            Employment Agreements. MidSouth Bank and each of the persons set forth on Section 9.2(f) of the PSB Disclosure Memorandum shall have entered into an employment agreement or consulting agreement on terms mutually satisfactory to the parties thereto.

(g)           PSB Adjusted Capital Calculation. PSB shall have delivered to MSL a true, correct and complete copy of the calculation of the PSB Adjusted Capital as of the Closing Date, including a certification signed by the chief executive officer and chief financial officer of PSB to the effect that such calculation is true, correct and complete as of such time and any supporting documentation for such calculation as MSL may request in its discretion.

(h)           Restrictive Covenant Agreements.  MSL shall have received from each director of PSB and Peoples State Bank a signed mutually satisfactory restrictive covenant agreement providing that for a period of two years after the Effective Time, such director will not, among other things, provide services to, or serve on the board of directors of, a competing financial institution located in certain parishes and counties in Louisiana, Texas and Arkansas.

(i)             Redemption of the PSB Series CD Preferred Stock. PSB shall have caused, the redemption by PSB of all of the issued and outstanding shares of PSB Series CD Preferred Stock from the U.S. Treasury or other holders thereof, before or concurrently with the Effective Time.

(j)             Fairness Opinion. PSB shall have received the opinion of Southard Financial (and provided a copy of such opinion to MSL) to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of shares of PSB Common Stock, and such opinion has not been withdrawn, revoked or modified.

9.3           Conditions to Obligations of PSB.  The obligations of PSB to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by PSB pursuant to Section 11.5(b):

(a)            Representations and Warranties.  The representations and warranties of MSL set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date) except for inaccuracies that are not reasonably likely to have a MSL Material Adverse Effect.

(b)           Performance of Agreements and Covenants.  Each and all of the agreements and covenants of MSL to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)            Certificates.  MSL shall have delivered to PSB (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to MSL, Section 9.3(a) and Section 9.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by MSL’s Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as PSB and its counsel shall request.

ARTICLE 10
TERMINATION

10.1         Termination.  Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of PSB, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a)            By mutual written consent of the Boards of Directors of MSL and PSB; or

(b)            By the Board of Directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any representation, warranty, covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach (provided that the right to effect such cure shall not extend beyond the End Date) and which breach would constitute grounds for the conditions set forth in Section 9.2(a), 9.2(b), 9.3(a) or 9.3(b) not to be satisfied on the Closing Date; or

(c)            By the Board of Directors of either Party in the event any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal; or

(d)            By the Board of Directors of either Party in the event that the Merger shall not have been consummated by the End Date, if the failure to consummate the transactions contemplated hereby on or before the End Date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(d); or

(e)            By the Board of Directors of either Party in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or waived by the date specified in Section 10.1(d), provided that the failure to consummate the Merger is not caused by the Party electing to terminate pursuant to this Section 10.1(e); or

(f)            By the Board of Directors of MSL if the Board of Directors of PSB:

(i)             withdraws or fails to give the PSB shareholders the Board Recommendation, effects a Change in Recommendation, whether or not permitted by the terms hereof, or resolves to do any of the foregoing; or

(ii)           affirmatively approves any Alternative Transaction or Superior Proposal or makes any announcement of any agreement to enter into an Alternative Transaction or Superior Proposal; or

(g)           By the Board of Directors of either Party if the Requisite Shareholder Approval shall not have been obtained at the PSB Shareholders’ Meeting; or

(h)           By the Board of Directors of MSL if the Dissenting Shares represent more than 10% in the aggregate of the PSB Common Stock outstanding immediately prior to the record date for the PSB Shareholders’ Meeting.

10.2         Effect of Termination.  In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall become void and have no effect, except that (i) the provisions of Sections 10.2 and 10.4 and Article 11 shall survive any such termination and abandonment.

10.3         Non-Survival of Representations and Covenants.  The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except Sections 8.7 and 8.8, this Article 10 and Articles 1, 2, 3, 4 and 11.

10.4         Termination Payment and Reimbursement of Expenses.

(a)            In the event that (i) an Acquisition Proposal shall have been made directly to PSB shareholders or communicated to or otherwise made known to the senior  management or Board of Directors of PSB, or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by MSL or PSB pursuant to Sections 10.1(d) or 10.1(e) (if the Requisite Shareholder Approval has not theretofore been obtained), (B) by MSL pursuant to Section 10.1(b) or (C) by MSL or PSB pursuant to Section 10.1(g) and (iii) prior to the date that is 12 months after the date of such termination PSB consummates an Alternative Transaction  or enters into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to an Alternative Transaction, then PSB shall on the date an Alternative Transaction is consummated or any such letter executed or agreement entered into, as applicable, pay MSL a fee equal to $2,500,000 (the “Termination Fee”) by wire transfer of immediately available funds.

(b)            In the event this Agreement is terminated by MSL pursuant to Section 10.1(f), then PSB shall, on the date of termination, pay MSL the Termination Fee by wire transfer of immediately available funds.

(d)            PSB acknowledges that the agreements contained in this Section 10.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, MSL would not enter into this Agreement; accordingly, if PSB fails promptly to pay the amount due pursuant to this Section 10.4, and, in order to obtain such payment, MSL commences a suit which results in a judgment against PSB for the fee set forth in this Section 10.4, PSB shall pay to MSL its fees and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made plus 300 basis points.

(e)            In the event this Agreement is terminated by PSB pursuant to Section 10.1(d) as a result of MSL’s willful breach of its duties set forth in Section 8.3, MSL shall promptly reimburse PSB for its reasonable documented out-of-pocket expenses relating to the Merger in an amount not to exceed $250,000; provided however, that this provision shall not apply in circumstances in which (i) MSL is entitled to a Termination Fee, (ii) PSB is in breach of any representation, warranty, covenant or other agreement by PSB, or (iii) any of the conditions set forth in Section 9.1 or 9.2 shall not have been satisfied and such failure is not caused directly by MSL.  The expense reimbursement provided for in this Section 10.4(e) shall be PSB’s sole and exclusive remedy and shall be deemed to be liquidated damages.

ARTICLE 11
MISCELLANEOUS

11.1         Definitions.

(a)            Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“1933 Act” shall mean the Securities Act of 1933, as amended.

“1934 Act” shall mean the Securities Exchange Act of 1934, as amended.

“Acquisition Proposal” with respect to a Party shall mean any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, by way of a tender offer) or similar transactions involving PSB or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction.

“Affiliate” of a Person shall mean:  (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Agreement” shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

“Alternative Transaction” shall mean any transaction or series of transactions involving:

(a)           any merger, consolidation, reorganization, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer, or other similar transaction (i) in which PSB or any of its Subsidiaries is a constituent corporation, (ii) in which a Person or “group” (as defined in the 1934 Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of PSB or any of its Subsidiaries, or (iii) in which PSB  or any of its Subsidiaries issues or sells securities representing more than 20% of the outstanding securities of any class of voting securities of PSB or any of its Subsidiaries; or

(b)           any sale, lease, exchange, transfer, license, acquisition, or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income, or assets of PSB and its Subsidiaries.

“Assets” of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“BHC Act” shall mean the federal Bank Holding Company Act of 1956, as amended.

“Closing Date” shall mean the date on which the Closing occurs.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated August 6, 2012, by and between MidSouth Bank and Peoples State Bank.

“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Contract” shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Default” shall mean (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

“Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including any collateralized debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“End Date” shall mean March 31, 2013; provided that such date shall be extended for an additional 90 days in the event that the regulatory approvals contemplated by Section 9.1(b) have not been obtained, or the Form S-4 (if required) shall have not been declared effective, by March 31, 2013 and neither Party has received notice from any applicable Regulatory Authority that any request for such regulatory approval has been denied.

“Environment” shall mean any soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, natural or artificial drainage systems, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, biota, and any other environmental media or natural resource.

“Environmental Laws” shall mean any applicable Law, and any Order or binding agreement with any Regulatory Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Equity Rights” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, script, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Equity Rights.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any Person which is or has been a member of (i) a controlled group of corporations (as defined in Code Section 414(b)), (ii) a group of trades or business under common control (as defined in Code Section 414(c)), or (iii) an affiliated service group (as defined under Code Section 414(m)) any of which includes any PSB Entity, and any partnership in which any PSB Entity is or has been a general partner.

“Exhibits” shall mean the exhibits to this Agreement, copies of which are attached to this Agreement.  Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached thereto.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“GAAP” shall mean United States generally accepted accounting principles, consistently applied during the periods involved.

“Hazardous Material” shall mean any substance, whether solid, liquid or gaseous: (i) which is listed, defined or regulated as a “hazardous substance,” “hazardous waste,” “contaminant,” or “solid waste,” or otherwise classified as hazardous or toxic, in or pursuant to any Environmental Law; (ii) which is or contains asbestos, radon, any polychlorinated biphenyl, polybrominated diphenyl ether, urea formaldehyde foam insulation, explosive or radioactive material, or motor fuel, petroleum product, constituent or by-product, or other petroleum hydrocarbons; or (iii) which causes a contamination or nuisance, or a hazard, or threat of the same, to public health, human health or the Environment.

“Intellectual Property” shall mean copyrights, patents, trademarks, service marks, service names, domain names, trade names, applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

“IRS” shall mean the Internal Revenue Service.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean the personal knowledge after due inquiry of the chairman, president, chief financial officer, chief accounting officer, chief operating officer, chief credit officer, executive or other vice president of such Person and the knowledge of any such persons obtained or which would have been obtained from a reasonable investigation.

“Law” shall mean any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

“LBCL” shall mean the Louisiana Business Corporation Law.

“Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens which do not materially impair the use of or title to the Assets subject to such Lien.

“Litigation” shall mean any action, arbitration, cause of action, claim, charge, complaint, criminal prosecution, governmental or other examination or investigation, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Merger Consideration” shall mean the consideration described in Section 3.1 (b) with respect to each of the Outstanding PSB Shares (together with any cash in lieu of fractional shares as specified in Section 3.1(c)).

“MSL Common Stock” shall mean the $0.10 par value common stock of MSL.

“MSL Entities” shall mean, collectively, MSL and all MSL Subsidiaries.

“MSL Financial Statements” shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of MSL as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any), as filed by MSL in SEC Documents, and (ii) the unaudited consolidated balance sheets (including related notes and schedules, if any) of MSL as of June 30, 2012, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any), as delivered by MSL to PSB prior to execution of this Agreement.

“MSL Material Adverse Effect” shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of MSL and its Subsidiaries, taken as a whole, or (ii) the ability of MSL to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by Regulatory Authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of MSL (or any of its Subsidiaries) taken with the prior informed written Consent of PSB in contemplation of the transactions contemplated hereby, and (d) the direct effects of compliance with this Agreement on the operating performance of MSL, including expenses incurred by MSL in consummating the transactions contemplated by this Agreement.

“MSL Series C Preferred Stock” shall mean the Senior Non-Cumulative Convertible Perpetual Preferred Stock, Series C, $100 liquidation value per share of MSL, having substantially the terms set forth in the form of Articles of Amendment attached hereto as Exhibit D, provided that such terms may be amended as necessary such that in the opinion of the applicable Regulatory Authority it qualifies as tier 1 capital of MSL.

“MSL Subsidiaries” shall mean the Subsidiaries of MSL and any corporation, bank, savings association, or other organization acquired as a Subsidiary of MSL in the future and held as a Subsidiary by MSL at the Effective Time.

“OCC” shall mean the Office of the Comptroller of the Currency.

“Operating Property” shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Order” shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

“Participation Facility” shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

“Party” shall mean either PSB or MSL, and “Parties” shall mean both PSB and MSL.

“Permit” shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

“Person” shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Proxy Statement” shall mean the proxy statement used by PSB to solicit the approval of its shareholders of the transactions contemplated by this Agreement.

“PSB Class B Common Stock” shall mean the no par value Class B Nonvoting Common Stock of PSB.

“PSB Common Stock” shall mean the PSB Class B Common Stock and the PSB Voting Common Stock, collectively.

“PSB Voting Common Stock” shall mean the no par value common stock of PSB.

“PSB Disclosure Memorandum” shall mean the written information entitled “PSB Disclosure Memorandum” delivered prior to the date of this Agreement to MSL describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made.  Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

“PSB Entities” shall mean, collectively, PSB and each of its Subsidiaries as listed on Section 5.4 of the PSB Disclosure Memorandum.

“PSB Adjusted Capital” shall equal the sum of PSB’s consolidated total stockholders’ equity, including common stock, additional paid-in-capital, retained earnings, unearned ESOP shares, accumulated other comprehensive income (loss) and the amount indicated in Section 11.1 of the PSB Disclosure Memorandum for the value of the securities listed in such Section 11.1 of the PSB Disclosure Memorandum provided that such securities are held by PSB as of the time of the PSB Adjusted Capital calculation,  but reduced by the sum of the following if not already incorporated pursuant to GAAP applied on a consistent basis: (i) PSB Series CD Preferred Stock, (ii) goodwill, (iii) intangible asset-Texas banking charter, (iv) the after-tax amount of any fees and commissions payable to any broker, finder, financial advisor or investment banking firm in connection with this Agreement and the transactions contemplated hereby, (v) the after-tax amount of any legal and accounting fees incurred in connection with the Merger, this Agreement and the transactions contemplated hereby, (vi) the after-tax premium or additional cost incurred to provide for the continuation of certain of the PSB’s insurance policies pursuant to Section 8.7(b), (vii) the pre-tax amount of any penalty or liquidated damages associated with the termination of the PSB Contracts identified by MidSouth prior to Closing, whether or not such PSB Contracts are identified on Section 5.18(a) of the PSB Disclosure Memorandum, up to $1,041,000 in the aggregate, (viii) the after-tax amount of any payments to be made by PSB pursuant to any existing employment, change in control or other similar agreements or severance, retention or bonus arrangements between PSB and any other Person, or corrective actions, if any, provided in Section 5.17(b) or Section 5.17(c) of the PSB Disclosure Memorandum, (ix) the accrual through the Closing Date of any future benefit payments due under any salary continuation, deferred compensation or other similar agreements, including without limitation, as provided in Section 8.8(b), (x) the accrual of the fees and expenses for the redemption of the PSB Series CD Preferred Stock as contemplated by Section 9.2(i), and (xi) such other amounts as are agreed upon by the Parties.  The PSB Adjusted Capital calculation shall be calculated on a consolidated basis, as determined pursuant to GAAP applied on a consistent basis as of the Closing Date, (and in the event of any disagreement between the Parties, as determined by Porter Keadle Moore, LLP).

“PSB ESOP” shall mean the Peoples State Bank Employee Stock Ownership Plan.

“PSB Financial Statements” shall mean (i) the consolidated audited balance sheets (including related notes and schedules, if any) of PSB as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) as provided by PSB to MSL, and (ii) the unaudited consolidated balance sheets (including related notes and schedules, if any) of PSB as of June 30, 2012, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the six month period ended June 30, 2012, as delivered by PSB to MSL prior to execution of this Agreement.

“PSB Material Adverse Effect” shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of the PSB Entities, taken as a whole, or (ii) the ability of PSB to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by Regulatory Authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of PSB taken with the prior informed written Consent of MSL in contemplation of the transactions contemplated hereby, and (d) the direct effects of compliance with this Agreement on the operating performance of PSB, including expenses incurred by PSB in consummating the transactions contemplated by this Agreement.

“PSB Series CD Preferred Stock” shall mean the Fixed Rate Cumulative Perpetual Preferred Stock, Series CD, of PSB.

“Regulatory Authorities” shall mean, collectively, the SEC, the NYSE MKT, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the OCC, the FDIC, the Louisiana Office of Financial Institutions, the Pension Benefit Guaranty Corporation and all other federal, state, county, local or other governmental or regulatory agencies, authorities (including self-regulatory authorities), instrumentalities, commissions, boards or bodies having jurisdiction over the Parties and their respective Subsidiaries.

“Release” or “Released” means any spilling, leaking, pumping, pouring, emptying, injecting, emitting, discharging, depositing, escaping, leaching, migration, filtration, pouring, seepage, disposal, dumping, or other releasing into the indoor or outdoor Environment, whether intentional or unintentional, including, without limitation, the movement of Hazardous Materials in, on, under or through the Environment.

“Representative” shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative engaged by a Person.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“SEC Documents” shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

“Securities Laws” shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Subsidiaries” shall mean all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Superior Proposal” means a bona fide written Acquisition Proposal (with the percentages set forth in the definition of Alternative Transaction changed from 20% to 50%), that the PSB Board determines in good faith (after consultation with outside legal counsel and financial advisor) is more favorable from a financial point of view to the holders of PSB Common Stock than the transactions contemplated by this Agreement, taking into account (a) all financial considerations, (b) the identity of the third party making such Acquisition Proposal, (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Acquisition Proposal, (d) the other terms and conditions of such Acquisition Proposal and the implications thereof on PSB, including relevant legal, regulatory and other aspects of such Acquisition Proposal deemed relevant by the PSB Board and (e) any revisions to the terms of this Agreement and the Merger proposed by MSL during the Notice Period set forth in Section 8.5(d).

“Tax” or “Taxes” shall mean any federal, state, county, local, or foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposes or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto.

“Tax Return” shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

(b)           Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.”

11.2         Expenses.  Except as otherwise provided in this Agreement, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel.

11.3         Entire Agreement.  Except as otherwise expressly provided herein, this Agreement (including the CVR Agreement, Voting and Support Agreements, Confidentiality Agreement and the other documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral.

11.4         Amendments.  To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of PSB Common Stock, there shall be made no amendment that pursuant to the LBCL requires further approval by such shareholders without the further approval of such shareholders; and further provided, that after any such approval by the holders of PSB Common Stock, the provisions of this Agreement relating to the manner or basis in which shares of PSB Common Stock will be exchanged for the Merger Consideration shall not be amended after the PSB Shareholders’ Meeting in a manner adverse to the holders of PSB Common Stock without any requisite approval of the holders of the issued and outstanding shares of PSB Common Stock entitled to vote thereon.

11.5         Waivers.

(a)            Prior to or at the Effective Time, MSL, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by PSB, to waive or extend the time for the compliance or fulfillment by PSB of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of MSL under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law.  No such waiver shall be effective unless in writing signed by a duly authorized officer of MSL.

(b)            Prior to or at the Effective Time, PSB, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by MSL, to waive or extend the time for the compliance or fulfillment by MSL of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of PSB under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law.  No such waiver shall be effective unless in writing signed by a duly authorized officer of PSB.

(c)           The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement.  No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

11.6         Assignment; Third Party Beneficiaries.  Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party; provided, however, that MSL may assign any of its rights under this Agreement to a direct or indirect wholly-owned Subsidiary of MSL.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the Parties hereto any rights or remedies hereunder.

11.7         Notices.  All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

PSB:		PSB Financial Corporation
880 San Antonio Avenue
Many, Louisiana 71449-3141
Attention: J. J. Blake, III

With a copy to:		Craig N. Landrum, Esquire
Jones, Walker, Waechter, Poitevent, Carrère &
Denègre, L.L.P.
190 East Capital Street – Suite 800
Jackson, Mississippi 39201

MSL:		MidSouth Bancorp, Inc.
102 Versailles Boulevard
Lafayette, Louisiana 70501
	Attention:	C.R. “Rusty” Cloutier, President
and Chief Executive Officer

With a copy to:		Thomas O. Powell, Esquire
Troutman Sanders LLP
600 Peachtree Street NE
Suite 5200
Atlanta, Georgia 30308-2216

11.8         Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana applicable to contracts made and performed entirely within such state, without giving effect to its principles of conflicts of laws and the federal banking laws of the United States, as appropriate.  The Parties agree that any suit, action or proceeding brought by either Party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Louisiana.  Each of the Parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding.  Each Party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

11.9         Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.9.

11.10       Specific Performance.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, each of the Parties shall be entitled to seek specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such Party is entitled at law or in equity.  Each of the Parties hereby further waives any requirement under any law to post security as a prerequisite to obtaining equitable relief.

11.11       Alternative Structure.  Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, MSL may revise the structure of the Merger and/or the Bank Merger or otherwise revise the method of effecting the Merger and/or the Bank Merger and related transactions, provided that (a) such revision does not alter or change the kind or amount of the Merger Consideration, (b) such revised structure or method is reasonably capable of consummation without significant delay in relation to the structure contemplated herein and (c) such revision does not otherwise cause any of the conditions set forth in Article 9 not to be capable of being fulfilled unless duly waived by the Party entitled to the benefits thereof.  This Agreement and any related documents will be appropriately amended in order to reflect any revised structure or method as contemplated by this Section 11.11.

11.12       Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

11.13       Captions; Articles and Sections.  The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.  Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

11.14       Interpretations.  Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise.  No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.

11.15       Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[Signatures appear on next page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

MIDSOUTH BANCORP, INC.

By:	/s/ C.R. “Rusty” Cloutier
Name:	C.R. “Rusty” Cloutier
Title:	President and Chief Executive Officer

PSB FINANCIAL CORPORATION

By:	/s/ Leonard Q. Abington
Name:	Leonard Q. Abington
Title:	President

[Signature Page to Agreement and Plan of Merger]

Exhibit A
Term Sheet for Contingent Value Rights

Recipients
Existing shareholders of PSB Financial Corporation as of the Effective Time will be issued one right (a “CVR”) for each share of PSB Common Stock owned by such shareholder.   Each CVR would entitle the holder to a cash payment based on the amount of Credit Losses (as defined below) prior to the Maturity Date up to a maximum of $27.35 per CVR in the aggregate, plus interest in the amount of 4.00% per annum accruing from the Closing Date until the Maturity Date.

Commencement Date	Effective Time
Maturity Date	The earlier of (i) three years after the Closing Date or (ii) the complete pay off of the loans identified on Section A of the PSB Disclosure Memorandum (the “Identified Loans”).
Settlement Obligation at Maturity
If the amount of Credit Losses is less than the Stipulated Amount, then MSL will pay to holders of the CVRs, in the aggregate on a pro rata basis (subject to adjustment to reflect dissenting shares, if any), within 30 days of the Maturity Date, an amount equal to 100% of the excess, if any, of (i) the Stipulated Amount over (ii) the amount of Credit Losses, up to a maximum of $27.35 per CVR, plus interest in the amount of 4.00% per annum accruing from the Closing Date until the Maturity Date.

If the amount of Credit Losses equals or exceeds the Stipulated Amount (as defined below), the CVRs will expire and MSL shall not be required to make any payment with respect to them.

Credit Losses	“Credit Losses” means the Charge-Offs for the Identified Loans for the period commencing on the date hereof and ending on the Maturity Date less any recoveries in respect of such Charge-Offs.
Charge-Offs
“Charge-Offs” means the amounts of the Identified Loans that are charged-off as reflected in the books and records of MidSouth Bank in a manner consistent with the past practice of MidSouth Bank, with the preparation of the financial statements in MSL’s Reports and with the MSL’s or MidSouth Bank’s written policies in effect as of the date hereof and any changes required by applicable Law.

Stipulated Amount	$2,000,000, plus the amount, if any, that the PSB Adjusted Capital as of the Closing Date exceeds $26,000,000.
Determinations
All determinations with respect to Credit Losses calculations for purposes of the Identified Loans and amounts payable in respect of the CVRs shall be made by the members of a Special Committee of MSL’s Board of Directors following the Closing. Leonard Q. Abington shall be a member of the Special Committee.  If Mr. Abington ceases to be a member of the Board of Directors of MSL and/or the Special Committee, a replacement shall be appointed by the full Board of Directors of MSL who shall be a holder of a CVR.

Early Redemption	MSL may redeem the CVRs at any time at a price of $27.35 per CVR, plus interest in the amount of 4.00% per annum accruing from the Closing Date until the date of redemption.
Voting rights	Any modifications of the terms of the CVRs that are adverse to the holders will require the consent of the holders of a majority of the CVRs. Otherwise, no voting rights attach to the CVRs.
Dividend rights	None.
Transferability; Attachment; Death
The rights of a holder of a CVR may not be assigned or transferred except by will or the laws of descent or distribution. The CVR shall not be subject, in whole or in part, to attachment, execution, or levy of any kind, and any attempt to sell, pledge, assign, hypothecate, transfer or otherwise dispose of the CVR shall be void. If a holder of a CVR should die, the designee, legal representative, or legatee, the successor trustee of such holder’s inter vivos trust or the person who acquired the right to the CVR by reason of the death of such holder shall succeed to such holder’s rights with respect to the CVR.  Notwithstanding the preceding, the rights of the PSB ESOP with respect to a CVR may be transferred to the participants of the PSB ESOP in connection with the liquidation of the PSB ESOP.

EXHIBIT B

FORM OF
PSB FINANCIAL CORPORATION VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement, dated as of ______ __, 2012 (this “Agreement”), is entered into by and among MidSouth Bancorp, Inc., a Louisiana corporation (“MSL”), and ___________, an individual resident of the State of _______ (“Stockholder”), with respect to shares of common stock, no par value per share (the “Common Stock”), of PSB Financial Corporation, a Louisiana corporation (“PSB”), owned by Stockholder.  Capitalized terms not otherwise defined in this Agreement shall have meanings given to such terms in the Merger Agreement (defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, PSB and MSL are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (and on the terms and subject to the conditions set forth in therein), among other things, PSB shall be merged with and into MSL, all as set forth in the Merger Agreement (the “Transaction”); and

WHEREAS, as of the date hereof, Stockholder is the Beneficial Owner (defined below) and the owner of record and has the power to vote such number of shares of Common Stock as is set forth by the name of Stockholder on the signature page hereto (the “Owned Shares,” and together with any shares of Common Stock of which Stockholder acquires Beneficial Ownership after the date hereof and prior to the termination hereof, whether upon purchase or otherwise, are collectively referred to herein as the “Covered Shares”); and

WHEREAS, as an inducement and condition to entering into the Merger Agreement, MSL has required that Stockholder agree, and Stockholder has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

VOTING AGREEMENT

Section 1.01      Agreement to Vote.  (a)  Stockholder undertakes that, prior to any termination in accordance with Section 4.01 hereof, at such time as PSB conducts a meeting of, or otherwise seeks a vote or consent of, its stockholders in connection with the approval and adoption of the Transaction and the Merger Agreement (any such meeting or any adjournment thereof, or such consent process, the “Stockholders’ Meeting”), such Stockholder shall, and shall cause its Affiliates to, vote or provide a consent (or cause to be voted or to provide a consent) with respect to all Covered Shares Beneficially Owned by Stockholder or its Affiliates, as the case may be, and over which Stockholder or one of its Affiliates has voting power, in favor of the Transaction, the Merger Agreement and each of the other actions contemplated by the Merger Agreement and this Agreement and actions required in furtherance thereof and hereof.

(b)       Without limiting the foregoing, it is understood that the obligations under this Section 1.01 shall not be affected by any recommendation of the board of directors of PSB as to the Transaction at the time of any such meeting or consent solicitation.

(c)       At any Stockholders’ Meeting or at any adjournment thereof or in any other circumstances upon which the vote, consent or other approval of PSB’s stockholders is sought, Stockholder shall, and shall cause its Affiliates to, vote or provide a consent (or cause to be voted or to provide a consent) with respect to all Covered Shares Beneficially Owned by Stockholder or its Affiliates, as the case may be, and over which Stockholder or one of its Affiliates has voting power, against (i) any Acquisition Proposal (as defined in the Merger Agreement) or Alternative Transaction (as defined in the Merger Agreement), including, without limitation, any merger, consolidation or exchange agreement or merger or exchange, consolidation, combination, sale of substantial assets (other than the Transaction, the Merger Agreement or the transactions contemplated thereby), reorganization, recapitalization, dissolution, liquidation or winding up of or by PSB, or (ii) any amendment of PSB’s articles of incorporation or bylaws or other proposal or transaction involving PSB, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger Agreement or the Transaction (each of the foregoing in clause (i) or (ii) above, a “Competing Transaction”); provided, however, that nothing in this Agreement shall prevent the PSB Board of Directors (or Stockholder in his or her capacity as a member of the PSB Board of Directors) from, pursuant to a customary confidentiality agreement that contains provisions that are no less favorable to PSB than those contained in the Confidentiality Agreement subject of the Merger Agreement,  providing information to, and engaging in such negotiations or discussions with, a person who shall have made from and after the date of this Agreement a bona fide, unsolicited written Acquisition Proposal, with respect to such Acquisition Proposal, directly or through representatives, if the PSB Board of Directors, after consulting with and considering the advice of its outside counsel and financial advisor, determines in good faith that its failure to engage in any such negotiations or discussions would be reasonably likely to be a violation of its fiduciary duties under applicable Law.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder represents and warrants to MSL as follows:

Section 2.01      Authority; Authorization.  (a)  Stockholder has all requisite power and authority to execute and deliver this Agreement and to perform Stockholder’s obligations hereunder.

(b)       This Agreement has been duly and validly authorized, executed and delivered by Stockholder and, assuming the authorization, execution and delivery of this Agreement by MSL, constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

(c)       If Stockholder is married and the Owned Shares set forth by the name of Stockholder on the signature page hereto constitute property owned jointly with Stockholder’s spouse, this Agreement constitutes the valid and binding agreement of Stockholder’s spouse.  If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement.

Section 2.02      Ownership of Securities.  (a)  Stockholder is, and at all times during the term of this Agreement will be, the record and Beneficial Owner of the Covered Shares set forth by the name of Stockholder on the signature page hereto, and Stockholder has, and at all times during the term of this Agreement will have, good and marketable title (which may include holding in nominee or “street name”) to all such Covered Shares, free and clear of any Lien and any other restriction (including any restriction on the right to vote or otherwise dispose of the Covered Shares) other than as created by this Agreement.

(b)      Except for the Covered Shares set forth by the name of Stockholder on the signature page hereto, Stockholder does not Beneficially Own any shares of the capital stock of PSB.

(c)       For the purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)        “Beneficially Owned” or “Beneficial Ownership” has the meaning given to such term in Rule 13d-3 under the Exchange Act (disregarding the phrase “within 60 days” in paragraph (d)(1)(i) thereof).  Without limiting the generality of the foregoing, a person shall be deemed to be the Beneficial Owner of shares (A) which such person or any of its Affiliates or associates (as such term is defined in Rule 12b-2 under the Exchange Act) beneficially owns, directly or indirectly, (B) which such person or any of its Affiliates or associates (as such term is defined in Rule 12b-2 of the Exchange Act) has, directly or indirectly, (1) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants, options or otherwise, or (2) the right to vote pursuant to any agreement, arrangement or understanding or (C) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its Affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of such shares.

(ii)       “Beneficial Owner” means, with respect to any securities, a Person who has Beneficial Ownership of such securities.

Section 2.03      Non-Contravention.  (a)  The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not, (i) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Stockholder is a party or by which any of his properties (including the Covered Shares) may be bound, or (ii) violate or conflict with or require any consent, approval, or notice under, any Order or Law applicable to Stockholder or by which any of his respective properties may be bound.

(b)      There is no action pending or, to the knowledge of Stockholder, threatened against Stockholder that questions the validity of this Agreement or any action taken or to be taken by Stockholder in connection with this Agreement.

(c)       Without limiting the generality of the foregoing, all proxies or powers-of-attorney heretofore given by Stockholder in respect of any of the Owned Shares, if any, are not irrevocable and all such proxies and powers-of-attorney have been properly revoked or are no longer in effect as of the date hereof.

Section 2.04      Reliance by MSL.  Stockholder understands and acknowledges that MSL is entering into the Merger Agreement in reliance upon Stockholder’s execution, delivery and performance of this Agreement.

Section 2.05      No Broker.  No broker, investment banker, financial adviser or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder in such capacity.

ARTICLE III

COVENANTS

Section 3.01      No Solicitation.  Stockholder shall not and shall cause its Affiliates not to directly or indirectly solicit, initiate or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person relating to, or otherwise facilitate, any Acquisition Proposal other than the Transaction, the Merger Agreement and the transactions contemplated thereby.  Nothing in this Section 3.01 shall prohibit a Stockholder from (a) furnishing information (including non-public information) with respect to PSB to any Person in connection with an Acquisition Proposal or (b) participating in negotiations with any Person regarding an Acquisition Proposal, as permitted (but only as permitted) by Section 8.5(a) of the Merger Agreement.  In addition, Stockholder and its Affiliates shall not, directly or indirectly, make any proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; provided that, nothing herein shall prevent Stockholder from presenting to the other stockholders of an Acquisition Proposal presented by any Person (other than Stockholder or its Affiliates).

Section 3.02      Restrictions on Transfer and Proxies; Non-Interference.  (a)  Stockholder undertakes that, except as contemplated by this Transaction or the Merger Agreement, Stockholder shall not and shall cause its Affiliates not to (i) grant or agree to grant any proxy or power-of-attorney with respect to any Covered Shares (except pursuant to this Agreement), (ii) deposit any Covered Shares into a voting trust or enter into any voting agreement or understanding with respect to any Covered Shares (except pursuant to this Agreement) or (iii) Transfer or agree to Transfer any Covered Shares other than with MSL’s prior written consent.  For purposes of this Agreement, “Transfer” shall mean, with respect to a security, to offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise)), directly or indirectly, any shares of capital stock of PSB or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction.

(b)      Stockholder further agrees not to take any action that would or is reasonably likely to (i) make any representation or warranty contained herein untrue or incorrect in any material respect or (ii) have the effect of preventing Stockholder from performing its obligations under this Agreement.

(c)       Stockholder agrees that, upon the request of MSL, Stockholder will tender to PSB any and all certificates and instruments representing Stockholder’s Covered Shares and PSB will prominently inscribe upon such certificates the following legend:

"THE SHARES OF COMMON STOCK, NO PAR VALUE PER SHARE, OF PSB FINANCIAL CORPORATION (THE “COMPANY”) REPRESENTED BY THIS CERTIFICATE OR HEREAFTER ACQUIRED IN RESPECT OF SUCH SHARES ARE SUBJECT TO A STOCKHOLDERS AGREEMENT WITH MIDSOUTH BANCORP, INC. DATED AS OF _______ __, 2012, AND NONE OF SUCH SHARES, NOR ANY INTEREST THEREIN MAY BE SOLD, PLEDGED, HYPOTHECATED, DONATED OR OTHERWISE TRANSFERRED OR DISPOSED OF, EXCEPT IN ACCORDANCE THEREWITH.  COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY.”

Section 3.03      Dissenters’ Rights.  Stockholder agrees not to exercise any dissenters’ or appraisal rights (including, without limitation, under any set forth in Section 140 of the Louisiana Business Corporation Law) as to any Covered Shares which may arise with respect to the Merger.

Section 3.04      Stop Transfer.  Stockholder agrees that it shall not request that PSB register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Covered Shares, unless such transfer is made in compliance with this Agreement.

Section 3.05      Further Assurances; Cooperation.  (a)  Stockholder, without further consideration, will (provided that MSL is not in material breach of the terms of the Merger Agreement), (i) use all reasonable efforts to cooperate with MSL and PSB in furtherance of the transactions contemplated by the Merger Agreement, (ii) promptly execute and deliver such additional documents that may be reasonably necessary in furtherance of the transactions contemplated by the Merger Agreement, and take such reasonable actions as are necessary or appropriate to consummate such transactions and (iii) promptly provide any information, and make all filings, reasonably requested by PSB for any regulatory application or filing made or approval sought in connection with such transactions (including filings with any Regulatory Authority).

(b)      Stockholder hereby consents, and shall cause its Affiliates to consent, to the publication and disclosure in the proxy statement (and, as and to the extent otherwise required by law or any regulatory authority, in any other documents or communications provided by MSL or PSB to any regulatory authority or to security holders of PSB or MSL) of Stockholder’s identity and Beneficial Ownership of the Covered Shares, the nature of Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and the Merger Agreement and any additional requisite information regarding the relationship of Stockholder and its Affiliates with MSL and its Subsidiaries and/or PSB and its Subsidiaries.

ARTICLE IV

MISCELLANEOUS

Section 4.01      Termination.  This Agreement shall terminate and become null and void upon the earlier of (a) the Closing and (b) the termination of the Merger Agreement in accordance with its terms.  Any such termination shall be without prejudice to liabilities arising hereunder before such termination.

Section 4.02      Stockholder Capacity.  Notwithstanding anything herein to the contrary, Stockholder has entered into this Agreement solely in Stockholder’s capacity as the Beneficial Owner of Covered Shares and, if applicable, nothing herein shall limit or affect any actions taken or omitted to be taken at any time by Stockholder in his or her capacity as an officer or director of PSB.

Section 4.03      Amendment; Waivers.  This Agreement may not be amended, changed, supplemented, or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto; provided, that MSL may waive compliance by Stockholder with any representation, agreement or condition otherwise required to be complied with by Stockholder under this Agreement or release Stockholder from its obligations under this Agreement, but any such waiver or release shall be effective only if in writing and executed by MSL and only with respect to Stockholder.

Section 4.04      Expenses and Indemnification.  Subject to Section 4.10(c), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses; provided, however, that all rights to indemnification entitled to Stockholder in his or her capacity as an officer or director of PSB (including, without limitation, rights to mandatory advancement of expenses) and all limitations of liability existing in favor of indemnified parties under PSB’s articles of incorporation and bylaws as in effect as of the date of this Agreement with respect to matters occurring prior to or at the Effective Time under the Merger Agreement (an “Indemnified Party”) shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period concurrent with the applicable statute of limitations; provided, however, that all rights to indemnification in respect of any claim asserted or made as to which MSL is notified in writing within such period shall continue until the final disposition of such claim.  Without limiting the foregoing, in any case in which approval is required to effect any indemnification, the determination of any such approval shall be made, at the election of the Indemnified Party, by independent counsel mutually agreed upon between MSL and the Indemnified Party.

Section 4.05      Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    if to Stockholder: The address provided on the signature page.

(b) if to MSL:	MidSouth Bancorp, Inc.
102 Versailles Boulevard
Versailles Centre
Lafayette, Louisiana 70501
	Attention:	C.R. “Rusty” Cloutier
President and Chief Executive Officer
Electronic mail: cloutier@midsouthbank.com

with a copy to:	Troutman Sanders LLP
600 Peachtree Street NE – Suite 5200
Atlanta, Georgia 30308
Telephone: (404) 885-3294
Facsimile: (404) 962-6658
Attention: Thomas O. Powell, Esq.

Section 4.06      Entire Agreement; Assignment.  This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.  Neither this Agreement, nor any of the rights and obligations under this Agreement, shall be transferred by any party without the prior written consent of the other parties hereto.

Section 4.07      Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 4.08      Severability.  Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 4.09      Specific Performance; Remedies.  Stockholder acknowledges and agrees that in the event of any breach of this Agreement, MSL would be irreparably and immediately harmed and could not be made whole by monetary damages.  It is accordingly agreed that (a) Stockholder will waive, in any action for specific performance, the defense of adequacy of a remedy at law, and (b) MSL shall be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance of this Agreement.  All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any right, power or remedy thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party; provided, however, MSL shall have no right to consequential damages for any alleged breach of this Agreement by Stockholder.  The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 4.10      Governing Law; Jurisdiction.   (a)  This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana, without giving effect to the choice of law principles thereof.

(b)      Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the courts of the State of Louisiana or the Federal courts of the United States of America located in the State of Louisiana if any dispute arises under this Agreement or any transaction contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any right to trial by jury with respect to any action, suit or proceeding related to or arising out of this Agreement or any transaction contemplated by this Agreement, (iv) waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or any transaction contemplated hereby in any such court, (v) waives and agrees not to plead or claim that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum and (vi) agrees that a final judgment in any such action, suit or proceeding in any such court shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by applicable Law.

(c)       Notwithstanding any other provision in this Agreement, in the event of any action arising out of or resulting from this Agreement, the prevailing party shall be entitled to recover its costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection therewith.

Section 4.11      Headings.  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 4.12      Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed as of the day and year first above written.

MIDSOUTH BANCORP, INC.

By:
C.R. “Rusty” Cloutier
President and Chief Executive Officer

STOCKHOLDER

Print Name:

Shares of Common Stock
Beneficially Owned:

Address:

Phone Number:

EXHIBIT C

FORM OF
PSB FINANCIAL CORPORATION LOCK-UP AGREEMENT

 [___], 2012

MidSouth Bancorp, Inc.
102 Versailles Boulevard
Versailles Centre
Lafayette, Louisiana 70501

Re:           Merger between MidSouth Bancorp, Inc. and PSB Financial Corporation

This Lock-Up Agreement, dated as of [            ], 2012, is entered into by the undersigned, a shareholder of PSB Financial Corporation, a corporation organized under the laws of the State of Louisiana, or one of its subsidiaries (“PSB”). The undersigned understands that MidSouth Bancorp, Inc., a Louisiana corporation (the “Company”), has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PSB providing for, among other things, the conversion of PSB Common Stock into shares of the Company’s common stock, $0.10 par value per share (the “Common Stock”) and shares of the Company’s Series C Preferred Stock (the “Series C Preferred Stock” and together with the Common Stock, the “Stock”) in addition to the other consideration provided pursuant to the Merger Agreement.  In recognition of the benefit that such consideration will confer upon the undersigned as a shareholder of PSB, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with the Company that, during a period of 180 days from the Effective Date of the Merger (as such terms are defined in the Merger Agreement), the undersigned will not, without the prior written consent of the Company, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Stock or any securities convertible into or exchangeable or exercisable for Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Stock, whether any such swap or transaction is to be settled by delivery of Stock or other securities, in cash or otherwise.

Notwithstanding the foregoing, to the extent allowed by applicable law, the undersigned may transfer the undersigned’s shares of Stock (i) as a bona fide gift or gifts, provided that, other than in connection with one or more gifts with aggregate value of less than $25,000 to a charitable organization exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, the donee or donees agree to be bound in writing by the restrictions set forth herein, (ii) to any trust or family limited partnership for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust or general partner of the family limited partnership, as the case may be, agrees to be bound by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (iii) pledged in a bona fide transaction outstanding as of the date hereof to a lender to the undersigned, which has been disclosed in writing to the Company, pursuant to the terms of such pledge, or (iv) with the prior written consent of the Company.  For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.  The undersigned now has and, except as contemplated by clauses (i) through (iv) above, for the duration of the Lock-Up Agreement, will have good and marketable title to the undersigned's shares of Stock, free and clear of all liens, encumbrances, and claims whatsoever, except with respect to any liens, encumbrances and claims that are in existence on the date hereof.

The undersigned also agrees and consents to the entry of stop transfer instructions with PSB’s transfer agent and registrar against the transfer of the undersigned’s shares of Stock, except in compliance with this Lock-Up Agreement.  In furtherance of the foregoing, PSB and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

The undersigned represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement.  The undersigned agrees that the provisions of this Lock-Up Agreement shall be binding also upon the successors, assigns, heirs and personal representatives of the undersigned.

The undersigned understands that, if the Merger (as defined in the Merger Agreement) does not become effective, or if the Merger Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated in accordance with its terms, the undersigned shall be released from all obligations under this Lock-Up Agreement and this Lock-Up Agreement shall be deemed void ab initio.

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana.

[Signature appears on the following page.]

Very truly yours,

Signature:

Print Name:

Signature Page to Lock-up Agreement
With MidSouth Bancorp, Inc.

EXHIBIT D

ARTICLES OF AMENDMENT TO THE
AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF
MIDSOUTH BANCORP, INC.

MidSouth Bancorp, Inc., a corporation organized and existing under the laws of the State of Louisiana (the “Corporation”), through its undersigned President and Chief Executive Officer, hereby certifies that on [________ __, 2012], the Board of Directors of the Corporation, pursuant to the Articles of Incorporation and provisions of the Louisiana Business Corporation Law, La.R.S. 12:31 et seq., adopted an amendment to Article III of its Articles of Incorporation, so that the following shall be added as Section G to Article III:

G.   Designation of 4.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series C.

Section 1. Designation of Series and Number of Shares. The shares of such series of Preferred Stock shall be designated “4.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series C” (the “Series C Preferred Stock”), and the authorized number of shares that shall constitute such series shall be 100,000 shares and the shares shall have no par value per share. The Corporation may from time-to-time take such appropriate action as may be necessary to reduce the authorized number of shares of Series C Preferred Stock, but not below the number of shares of Series C Preferred Stock then outstanding.

Section 2. Ranking. The Series C Preferred Stock will rank, with respect to the payment of dividends and distributions upon liquidation, dissolution or winding-up, (1) on a parity with the Series B Preferred Stock and each class or series of capital stock the Corporation may issue in the future the terms of which expressly provide that such class or series will not rank senior or junior to the Series C Preferred Stock as to dividend rights and rights on liquidation, winding up or dissolution of the Corporation (collectively, the “Parity Securities”) and (2) senior to Common Stock and each other class or series of capital stock the Corporation may issue in the future the terms of which do not expressly provide that it ranks on a parity with or senior to the Series C Preferred Stock as to dividend rights and rights on liquidation, winding-up or dissolution of the Corporation (the “Junior Securities”).

Section 3. Definitions. As used herein with respect to the Series C Preferred Stock:

(a) “Applicable Conversion Rate” at any given time, means for each share of Series C Preferred Stock, the number of shares of Common Stock equal to the Liquidation Preference divided by the Conversion Price in effect at such time.

(b) “Appropriate Federal Banking Agency” means the “appropriate Federal banking agency” with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

(c) “Articles of Incorporation” shall mean the articles of incorporation of the Corporation, as it may be amended from time to time, and shall include this Series C Preferred Stock Designation.

(d) “Board of Directors” means the board of directors of the Corporation or any committee thereof duly authorized to act on behalf of such board of directors.

(e) “Business Day” means any day that is not Saturday or Sunday and that, in Lafayette, Louisiana, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

(f) “Bylaws” means the Amended and Restated Bylaws of the Corporation, as may be amended from time to time.

(g) “Capital Treatment Event” means the receipt by the Corporation of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws, rules or regulations of the United States or any political subdivision thereof or therein, or as the result of any official or administrative pronouncement or action or decision interpreting or applying such laws, rules or regulations, which amendment or change is effective or which pronouncement, action or decision is announced on or after the Issue Date, there is more than an insubstantial risk that the Corporation will not, within 90 days of the date of such opinion, be entitled to treat an amount equal to the aggregate Liquidation Preference of the Series C Preferred Stock as “Tier 1 Capital” (or its then equivalent) for purposes of the capital adequacy guidelines of the Appropriate Federal Banking Agency, as then in effect and applicable to the Corporation.

(h) “Closing Price” of the Common Stock on any determination date means the closing sale price or, if no closing sale price is reported, the last reported sale price of the shares of the Common Stock on the NYSE MKT on such date. If the Common Stock is not traded on the NYSE MKT on any determination date, the Closing Price of the Common Stock on such determination date means the closing sale price as reported in the composite transactions for the principal U.S. national or regional securities exchange on which the Common Stock is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal U.S. national or regional securities exchange on which the Common Stock is so listed or quoted, or if the Common Stock is not so listed or quoted on a U.S. national or regional securities exchange, the last quoted bid price for the Common Stock in the over-the-counter market as reported by Pink Sheets LLC or a similar organization, or, if that bid price is not available, the market price of the Common Stock on that date as determined by a nationally recognized independent investment banking firm retained by the Corporation for this purpose.

For purposes of this Series C Preferred Stock Designation, all references herein to the “Closing Price” and “last reported sale price” of the Common Stock on the NYSE MKT shall be such closing sale price and last reported sale price as reflected on the website of the NYSE MKT (http://www.nyse.com) or any successor thereto and as reported by Bloomberg Professional Service or any successor thereto; provided that in the event that there is a discrepancy between the closing sale price or last reported sale price as reflected on the website of the NYSE MKT and as reported by Bloomberg Professional Service or any successor thereto, the closing sale price and last reported sale price on the website of the NYSE MKT shall govern. If a Reorganization Event has occurred and (1) the Exchange Property consists only of shares of common stock, the “Closing Price” shall be based on the closing price per share of such common stock; (2) the Exchange Property consists only of cash, the “Closing Price” shall be the cash amount paid per share; and (3) the Exchange Property consists of securities, cash and/or other property, the “Closing Price” shall be based on the sum, as applicable, of (x) the closing price of such common stock, (y) the cash amount paid per share and (z) the value (as determined by the Board of Directors from time-to-time) of any other securities or property paid to the holders of the Common Stock connection with the Reorganization Event.

(i) “Common Stock” means the common stock, $0.10 value per share, of the Corporation.

(j) “Corporation” means MidSouth Bancorp, Inc., a Louisiana corporation.

(k) “Conversion Agent” shall mean the Transfer Agent acting in its capacity as conversion agent for the Series C Preferred Stock, and its successors and assigns.

(l) “Conversion Date” has the meaning set forth in Section 9(e)(ii).

(m) “Conversion Price” means for each share of Series C Preferred Stock, $18.00 (subject to adjustment or limitation as provided herein).

(n) “Depositary” means DTC or its nominee or any successor depositary appointed by the Corporation.

(o) “Dividend Payment Date” has the meaning set forth in Section 4(b).

(p) “Dividend Period” has the meaning set forth in Section 4(b).

(q) “DTC” means The Depository Trust Company and its successors or assigns.

(r) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(s) “Exchange Property” has the meaning set forth in Section 12(a).

(t) “Holder” means the Person in whose name the shares of the Series C Preferred Stock are registered, which may be treated by the Corporation, Transfer Agent, Registrar, paying agent and Conversion Agent as the absolute owner of the shares of Series C Preferred Stock for the purpose of making payment and settling the related conversions and for all other purposes.

(u) “Issue Date” means the date on which shares of the Series C Preferred Stock are first issued.

(v) “Junior Securities” has the meaning set forth in Section 2.

(w) “Liquidation Preference” means, as to the Series C Preferred Stock, $100.00 per share.

(x) “Mandatory Conversion Date” has the meaning set forth in Section 10(c).

(y) “Notice of Mandatory Conversion” has the meaning set forth in Section 10(c).

(z) “Parity Securities” has the meaning set forth in Section 2.

(aa) “Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company or trust.

(bb) “Preferred Stock” means any and all series of preferred stock of the Corporation, including the Series B Preferred Stock and the Series C Preferred Stock.

(cc) “Record Date” has the meaning set forth in Section 4(b).

(dd) “Registrar” shall mean the Transfer Agent acting in its capacity as registrar for the Series C Preferred Stock, and its successors and assigns or any other registrar duly appointed by the Corporation.

(ee) “Reorganization Event” has the meaning set forth in Section 12(a).

(ff) “Series B Preferred Stock” means the Senior Non-Cumulative Perpetual Preferred Stock, Series B, of the Corporation.

(gg) “Series C Preferred Stock Designation” means this Articles of Amendment relating to the Series C Preferred Stock, as it may be amended from time to time.

(hh) “Trading Day” means a day on which the shares of Common Stock:

(i) are not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business; and

(ii) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Common Stock.

(ii) “Transfer Agent” means Computershare Shareowner Services LLC acting as Transfer Agent, Registrar, paying agent and Conversion Agent for the Series C Preferred Stock, and its successors and assigns, including any successor transfer agent appointed by the Corporation.

Section 4. Dividends.

(a) From and after the Issue Date, Holders shall be entitled to receive, when, as and if authorized by the Board of Directors and declared by the Corporation, out of legally available funds, on a non-cumulative basis, cash dividends in the amount determined as set forth in Section 4(c), and no more.

(b) Subject to Section 4(a), dividends shall be payable quarterly in arrears on [January 15, April 15, July 15 and October 15] of each year (each, a “Dividend Payment Date”) commencing on [_____, 201_]. Each dividend will be payable to Holders of record as they appear in the stock register of the Corporation at the close of business on the [first] day of the month, whether or not a Business Day, in which the relevant Dividend Payment Date occurs (each, a “Record Date”). Each period from and including a Dividend Payment Date (or the date of the issuance of the Series C Preferred Stock) to but excluding the following Dividend Payment Date is herein referred to as a “Dividend Period.”

(c) Dividends, if, when and as authorized and declared by the Board of Directors, will be payable, for each outstanding share of Series C Preferred Stock, at an annual rate of 4.00% on the per share Liquidation Preference. Dividends payable for a Dividend Period will be computed on the basis of a 360-day year of twelve 30-day months. If a scheduled Dividend Payment Date falls on a day that is not a Business Day, the dividend will be paid on the next Business Day as if it were paid on the scheduled Dividend Payment Date, and no interest or other amount will accrue on the dividend so payable for the period from and after that Dividend Payment Date to the date the dividend is paid. No interest or sum of money in lieu of interest will be paid on any dividend payment on shares of Series C Preferred Stock paid later than the scheduled Dividend Payment Date.

(d) Dividends on the Series C Preferred Stock are non-cumulative. If the Board of Directors does not authorize and declare a dividend on the Series C Preferred Stock or if the Board of Directors authorizes and declares less than a full dividend in respect of any Dividend Period, the Holders will have no right to receive any dividend or a full dividend, as the case may be, for the Dividend Period, and the Corporation will have no obligation to pay a dividend or to pay full dividends for that Dividend Period, whether or not dividends are authorized, declared and paid for any future Dividend Period with respect to the Series C Preferred Stock or the Common Stock or any other class or series of Preferred Stock.

To the extent the Corporation declares dividends on the Series C Preferred Stock and on any Parity Securities but does not make full payment of such declared dividends, the Corporation shall allocate the dividend payments on a pro rata basis among the Holders of the shares of Series C Preferred Stock and the holders of any Parity Securities then outstanding. For purposes of calculating the pro rata allocation of partial dividend payments, the Corporation shall allocate those payments so that the respective amounts of those payments bear the same ratio to each other as all accrued and unpaid dividends per share on the Series C Preferred Stock and all Parity Securities bear to each other.

The Corporation is not obligated to pay Holders of the Series C Preferred Stock any dividend in excess of the dividends on the Series C Preferred Stock that are payable as described herein. Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors or any duly authorized committee of the Board of Directors may be declared and paid on any Junior Securities from time to time out of any assets legally available therefor, and the shares of Series C Preferred Stock shall not be entitled to participate in any such dividend.

(f) Payments of cash for dividends will be delivered to the Holder or, in the case of global certificates, through a book-entry transfer through DTC or any successor Depositary.

(g) If a Conversion Date on which a Holder elects to convert Series C Preferred Stock or the Mandatory Conversion Date is on or prior to the Record Date for any declared dividend for the Dividend Period, such Holder will not have the right to receive any declared dividends for that Dividend Period. If a Conversion Date on which a Holder elects to convert Series C Preferred Stock or the Mandatory Conversion Date is after the Record Date for any declared dividend and prior to the corresponding Dividend Payment Date, such Holder shall receive that dividend on the relevant Dividend Payment Date if such Holder was the Holder of record on the Record Date for that dividend. Notwithstanding the preceding sentence, whether or not such Holder was the Holder of record on the Record Date, if such Holder elects to convert Series C Preferred Stock after the Record Date for any declared dividend and prior to the corresponding Dividend Payment Date, such Holder must pay to the Conversion Agent upon conversion of the shares of Series C Preferred Stock an amount in cash equal to the full dividend actually paid on such Dividend Payment Date on the shares being converted, unless the shares of Series C Preferred Stock are converted pursuant to Section 10.

(h) Notwithstanding anything to the contrary herein, payment of dividends on the Series C Preferred Stock may be limited by the terms and conditions of other series of Preferred Stock that rank senior to the Series C Preferred Stock or that are Parity Securities, including without limitation, the Series B Preferred Stock.

Section 5. Liquidation.

(a) In the event the Corporation voluntarily or involuntarily liquidates, dissolves or winds up, the Holders at the time shall be entitled to receive liquidating distributions in the amount of per share Liquidation Preference, plus an amount equal to any authorized and declared but unpaid dividends thereon to and including the date of such liquidation, out of assets legally available for distribution to the Corporation’s shareholders, before any distribution of assets is made to the holders of the Common Stock or any other Junior Securities. After payment of the full amount of such liquidating distributions, the Holders will not be entitled to any further participation in any distribution of assets by, and shall have no right or claim to any remaining assets of, the Corporation.

(b) In the event the assets of the Corporation available for distribution to shareholders upon any liquidation, dissolution or winding-up of the affairs of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full the amounts payable with respect to all outstanding shares of the Series C Preferred Stock and the corresponding amounts payable on any Parity Securities, Holders and the holders of such Parity Securities shall share ratably in any distribution of assets of the Corporation in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

(c) The Corporation’s consolidation or merger with or into any other entity, the consolidation or merger of any other entity with or into the Corporation, or the sale of all or substantially all of the Corporation’s property or business will not constitute its liquidation, dissolution or winding up.

Section 6. Maturity. The Series C Preferred Stock shall be perpetual unless converted or redeemed in accordance with this Series C Preferred Stock Designation.

Section 7. Redemptions.

(a) Optional Redemption.

(i)  Subject to the other provisions of this Section 7:

(1) The Corporation on or after the fifth anniversary of the Issue Date, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time and from time to time, out of funds legally available therefor, the shares of Series C Preferred Stock at the time outstanding; and

(2)  If, after the Issue Date, there is a Capital Treatment Event, the Corporation may at anytime, subject to the approval of the Appropriate Federal Banking Agency, redeem all of the shares of Series C Preferred Stock at the time outstanding.

(ii) The per-share redemption price for shares of Series C Preferred Stock shall be equal to the sum of:

(1)  the Liquidation Preference per share; and

(2)  the per-share amount of any declared but unpaid dividends, without accumulation of any undeclared dividends, for the then current Dividend Period to the date fixed for redemption.

The redemption price for any shares of Series C Preferred Stock shall be payable on the redemption date to the Holder of such shares against surrender of the certificate(s) evidencing such shares to the Corporation or its agent. Any declared but unpaid dividends for the then current Dividend Period payable on a redemption date that occurs subsequent to the Record Date for a Dividend Period shall not be paid to the Holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the Holder of record of the redeemed shares on such Record Date relating to the Dividend Payment Date as provided in Section 3 above.

 (b) No Sinking Fund. The Series C Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Series C Preferred Stock will have no right to require redemption or repurchase of any shares of Series C Preferred Stock.

 (c) Notice of Redemption. Notice of every redemption of shares of Series C Preferred Stock shall be given by first class mail, postage prepaid, addressed to the Holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the Holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any Holder of shares of Series C Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series C Preferred Stock. Notwithstanding the foregoing, if shares of Series C Preferred Stock are issued in book-entry form through the Depository, notice of redemption may be given to the Holders of Series C Preferred Stock at such time and in any manner permitted by such Depository. Each notice of redemption given to a Holder shall state: (1) the redemption date; (2) the number of shares of Series C Preferred Stock to be redeemed and, if less than all the shares held by such Holder are to be redeemed, the number of such shares to be redeemed from such Holder; (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

 (d) Partial Redemption. In case of any redemption of part of the shares of Series C Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as the Board of Directors or a duly authorized committee thereof may determine to be fair and equitable. Subject to the provisions hereof, the Board of Directors or a duly authorized committee thereof shall have full power and authority to prescribe the terms and conditions upon which shares of Series C Preferred Stock shall be redeemed from time to time, subject to the approval of the Appropriate Federal Banking Agency. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the Holder thereof.

(e) Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been deposited by the Corporation, in trust for the pro rata benefit of the Holders of the shares called for redemption, with a bank or trust company selected by the Board of Directors, so as to be and continue to be available solely therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company, without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to the Corporation, after which time the Holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares.

(f) Status of Redeemed Shares. Shares of Series C Preferred Stock that are redeemed, repurchased or otherwise acquired by the Corporation shall revert to authorized but unissued shares of Preferred Stock, undesignated as to series and available for future issuance.

Section 8. Right to Convert. Each Holder shall have the right, at such Holder’s option, to convert all or any portion of such Holder’s Series C Preferred Stock into shares of Common Stock at the Applicable Conversion Rate per share of Series C Preferred Stock (subject to the conversion procedures of Section 9) plus cash in lieu of fractional shares, subject to the provisions set forth in Section 16.

Section 9. Conversion Procedures.

(a) Effective immediately prior to the close of business on the Mandatory Conversion Date or any applicable Conversion Date, dividends shall no longer be authorized and declared on any converted shares of Series C Preferred Stock and such shares of Series C Preferred Stock shall cease to be outstanding, in each case, subject to the right of Holders to receive any authorized, declared and unpaid dividends on such shares and any other payments to which they are otherwise entitled pursuant to Section 8, Section 10, Section 12 or Section 14, as applicable.

(b) No allowance or adjustment, except pursuant to Section 11, shall be made in respect of dividends payable to holders of the Common Stock of record as of any date prior to the close of business on the Mandatory Conversion Date or any applicable Conversion Date. Prior to the close of business on the Mandatory Conversion Date or any applicable Conversion Date, shares of Common Stock issuable upon conversion of, or other securities issuable upon conversion of, any shares of Series C Preferred Stock shall not be deemed outstanding for any purpose, and Holders shall have no rights with respect to the Common Stock or other securities issuable upon conversion (including voting rights, rights to respond to tender offers for the Common Stock or other securities issuable upon conversion and rights to receive any dividends or other distributions on the Common Stock or other securities issuable upon conversion) by virtue of holding shares of Series C Preferred Stock.

(c) Shares of Series C Preferred Stock duly converted in accordance with this Series C Preferred Stock Designation will resume the status of authorized but unissued Preferred Stock, undesignated as to series and available for future issuance.

(d) The Person or Persons entitled to receive the Common Stock and/or cash, securities or other property issuable upon conversion of Series C Preferred Stock shall be treated for all purposes as the record holder(s) of such shares of Common Stock and/or securities as of the close of business on the Mandatory Conversion Date or any applicable Conversion Date. In the event that a Holder shall not by written notice designate the name in which shares of Common Stock and/or cash, securities or other property (including payments of cash in lieu of fractional shares) to be issued or paid upon conversion of shares of Series C Preferred Stock should be registered or paid or the manner in which such shares should be delivered, the Corporation shall be entitled to register and deliver such shares, and make such payment, in the name of the Holder and in the manner shown on the records of the Corporation or, in the case of global certificates or uncertificated shares, through book-entry transfer through the Depositary.

(e) conversion into shares of Common Stock will occur on the Mandatory Conversion Date or any applicable Conversion Date as follows:

(i) On the Mandatory Conversion Date, shares of Common Stock shall be issued to Holders or their designee upon presentation and surrender of the certificate evidencing the Series C Preferred Stock to the Conversion Agent, if shares of the Series C Preferred Stock are held in certificated form, and, if required, the furnishing of appropriate endorsements and transfer documents and the payment of all transfer and similar taxes. If a Holder’s interest is a beneficial interest in a global certificate representing Series C Preferred Stock, a book-entry transfer through the Depositary will be made by the Conversion Agent upon compliance with the Depositary’s procedures for converting a beneficial interest in a global security.

(ii) On the date of any conversion at the option of a Holder pursuant to Section 8, if a Holder’s interest is in certificated form, a Holder must do each of the following in order to convert:

(A) complete and manually sign the conversion notice provided by the Conversion Agent, or a facsimile of the conversion notice, and deliver this irrevocable notice to the Conversion Agent;

(B) surrender the shares of Series C Preferred Stock to the Conversion Agent;

(C) if required, furnish appropriate endorsements and transfer documents;

(D) if required, pay all transfer or similar taxes; and

(E) if required, pay funds equal to any authorized, declared and unpaid dividend payable on the next Dividend Payment Date to which such Holder is entitled.

If a Holder’s interest is a beneficial interest in a global certificate representing Series C Preferred Stock, in order to convert, such Holder must comply with paragraphs (C) through (E) of this clause (ii) and comply with the Depositary’s procedures for converting a beneficial interest in a global security. The date on which a Holder complies with the procedures in this clause (ii) is the “Conversion Date.”

(iii) The Conversion Agent shall, on a Holder’s behalf, convert the Series C Preferred Stock into shares of Common Stock, in accordance with the terms of the notice delivered by such Holder described in Section 9(e)(ii).

Section 10. Mandatory Conversion at the Corporation’s Option.

(a) On or after the fifth anniversary of the Issue Date, the Corporation shall have the right, at its option, at any time or from time to time to cause some or all of the Series C Preferred Stock to be converted into shares of Common Stock at the then Applicable Conversion Rate if, for 20 Trading Days within any period of 30 consecutive Trading Days (including the last Trading Day of such period), ending on the Trading Day preceding the date the Corporation delivers a Notice of Mandatory Conversion, the Closing Price of the Common Stock exceeds 130% of the Conversion Price of the Series C Preferred Stock. The Conversion Date shall be a date selected by the Corporation (the “Mandatory Conversion Date”).

 (b) Notice of Mandatory Conversion. Notice of every mandatory conversion of shares of Series C Preferred Stock (such notice, a “Notice of Mandatory Conversion”) shall be given by first class mail, postage prepaid, addressed to the Holders of record of the shares subject to the mandatory conversion at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least 30 days and not more than 60 days before the Mandatory Conversion Date.  Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the Holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any Holder of shares of Series C Preferred Stock designated for mandatory conversion shall not affect the validity of the proceedings for the mandatory conversion of any other shares of Series C Preferred Stock. Notwithstanding the foregoing, if shares of Series C Preferred Stock are issued in book-entry form through the Depository, notice of mandatory conversion may be given to the Holders of Series C Preferred Stock at such time and in any manner permitted by such Depository. Each Notice of Mandatory Conversion given to a Holder shall state: (1) the Mandatory Conversion Date; (2) the number of shares of Series C Preferred Stock to be converted and, if less than all the shares held by such Holder are to be converted, the number of such shares to be converted from such Holder; (3) the number of shares of Common Stock to be issued upon conversion of each share of Series C Preferred Stock; and (4) the place or places where certificates for such shares are to be surrendered for conversion.

 (c) Partial Mandatory Conversion. In case of any mandatory conversion of part of the shares of Series C Preferred Stock at the time outstanding, the shares to be converted shall be selected either pro rata or in such other manner as the Board of Directors or a duly authorized committee thereof may determine to be fair and equitable. Subject to the provisions hereof, the Board of Directors or a duly authorized committee thereof shall have full power and authority to prescribe the terms and conditions upon which shares of Series C Preferred Stock shall be mandatorily converted from time to time, subject to the approval of the Appropriate Federal Banking Agency, if applicable. If fewer than all the shares represented by any certificate are converted, a new certificate shall be issued representing the unconverted shares without charge to the Holder thereof.

Section 11. Anti-Dilution Adjustments. If the Corporation at any time after the Issue Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced and the number of shares of Common Stock obtainable upon conversion of the Series C Preferred Stock will be proportionately increased. If the Corporation at any time after the Issue Date combines (by combination, reverse stock split or otherwise) its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased and the number of shares of Common Stock obtainable upon conversion of the Series C Preferred Stock will be proportionately decreased.

Section 12. Reorganization Events.

(a) In the event of:

(i) any consolidation or merger of the Corporation with or into another Person, in each case pursuant to which the Common Stock will be converted into cash, securities or other property of the Corporation or another Person;

(ii) any sale, transfer, lease or conveyance to another Person of all or substantially all of the property and assets of the Corporation, in each case pursuant to which the Common Stock will receive a distribution of cash, securities or other property of the Corporation or another Person;

(iii) any reclassification of the Common Stock into securities including securities other than the Common Stock; or

(iv) any statutory exchange of the Corporation’s securities with another Person (other than in connection with a merger or acquisition);

(each of the foregoing events, a “Reorganization Event”), each share of Series C Preferred Stock outstanding immediately prior to such Reorganization Event will, without the consent of Holders, become convertible into the kind and amount of securities, cash, and other property or assets that a Holder (that was not the counterparty to the Reorganization Event or an affiliate of such other party) of a number of shares of Common Stock equal to the Applicable Conversion Rate per share of Series C Preferred Stock prior to such Reorganization Event would have owned or been entitled to receive upon such Reorganization Event (such securities, cash, and other property or assets, the “Exchange Property”).

(b) In the event that holders of the shares of Common Stock have the opportunity to elect the form of consideration to be received in such transaction, the consideration that the Holders are entitled to receive shall be deemed to be the types and amounts of consideration received by the majority of the holders of the shares of Common Stock that affirmatively make an election. The amount of Exchange Property receivable upon conversion of any Series C Preferred Stock in accordance with Section 8 of Section 10 shall be determined based upon the Applicable Conversion Rate in effect on such Conversion Date.

(c) The above provisions of this Section 12 shall similarly apply to successive Reorganization Events and the provisions of Section 11 shall apply to any shares of capital stock of the Corporation (or any successor) received by the holders of the Common Stock in any such Reorganization Event.

(d) The Corporation (or any successor) shall, within 20 days of the occurrence of any Reorganization Event, provide written notice to the Holders of such occurrence of such event and of the kind and amount of the cash, securities or other property or assets that constitutes the Exchange Property. Failure to deliver such notice shall not affect the operation of this Section 12.

Section 13. Voting Rights. The holders of Series C Preferred Stock will not have any voting rights except voting rights, if any, required by law.

Section 14. Fractional Shares.

(a) No fractional shares of Common Stock will be issued as a result of any conversion of shares of Series C Preferred Stock.

(b) In lieu of any fractional share of Common Stock otherwise issuable in respect of any mandatory conversion pursuant to Section 10 or any conversion at the option of the Holder pursuant to Section 8, the Holder shall be entitled to receive an amount in cash (computed to the nearest cent) equal to the same fraction of the Closing Price of the Common Stock determined as of the second Trading Day immediately preceding the effective date of conversion.

(c) If more than one share of the Series C Preferred Stock is surrendered for conversion at one time by or for the same Holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of the Series C Preferred Stock so surrendered.

Section 15. Reservation of Common Stock.

(a) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion of shares of Series C Preferred Stock as provided in this Series C Preferred Stock Designation, free from any preemptive or other similar rights, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Series C Preferred Stock then outstanding, assuming that the Conversion Price equaled the Base Price. For purposes of this Section 15(a), the number of shares of Common Stock that shall be deliverable upon the conversion of all outstanding shares of Series C Preferred Stock shall be computed as if at the time of computation all such outstanding shares were held by a single Holder.

(b) All shares of Common Stock delivered upon conversion of the Series C Preferred Stock shall be duly authorized, validly issued, fully paid and non-assessable.

Section 16. Limitations on Beneficial Ownership. Notwithstanding anything to the contrary contained herein, no holder of Series C Preferred Stock will be entitled to receive shares of Common Stock upon conversion pursuant to Section 8 or Section 10 to the extent (but only to the extent) that such receipt would cause such converting holder to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 11(d) of the Exchange Act and the rules and regulations promulgated thereunder) of more than 9.9% of the shares of Common Stock outstanding at such time. Any purported delivery of shares of Common Stock upon conversion of Series C Preferred Stock shall be void and have no effect to the extent (but only to the extent) that such delivery would result in the converting holder becoming the beneficial owner of more than 9.9% of the shares of Common Stock outstanding at such time. If any delivery of shares of Common Stock owed to a holder upon conversion of Series C Preferred Stock is not made, in whole or in part, as a result of this limitation, the Corporation’s obligation to make such delivery shall not be extinguished and the Corporation shall deliver such shares as promptly as practicable after any such converting holder gives notice to the Corporation that such delivery would not result in it being the beneficial owner of more than 9.9% of the shares of Common Stock outstanding at such time. For the avoidance of doubt (i) (x) any converting holder shall have no right to cast any vote with respect to any shares of Common Stock that are not delivered to such converting holder due to the restrictions set forth in this Section 16 and (y) any dividends payable otherwise by the Corporation with respect to any shares of Common Stock that are not delivered to such converting holder due to the restrictions set forth in this Section 16 shall not be payable to such converting holder prior to the delivery of such shares of Common Stock to such converting holder, and (ii) these limitations on beneficial ownership provided for in this Section 16 shall not limit the number of shares of Series C Preferred Stock the Corporation may cause to be converted, or otherwise constrain in any way the Corporation’s ability to exercise its right to cause Series C Preferred Stock to be converted, pursuant to Section 10.

Section 17. Transfer Agent, Registrar, Paying Agent and Conversion Agent. The duly appointed Transfer Agent, Registrar, paying agent and Conversion Agent for the Series C Preferred Stock shall initially be Computershare Shareowner Services LLC. The Corporation may, in its sole discretion, remove the Transfer Agent; provided that the Corporation shall appoint a successor transfer agent who shall accept such appointment prior to the effectiveness of such removal.

Section 18. Replacement Certificates.

(a) The Corporation shall replace any mutilated certificate at the Holder’s expense upon surrender of that certificate to the Registrar. The Corporation shall replace certificates that become destroyed, stolen or lost at the Holder’s expense upon delivery to the Corporation and the Registrar of satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be required by the Registrar and the Corporation.

(b) The Corporation shall not be required to issue any certificates representing the Series C Preferred Stock on or after any applicable Conversion Date or Mandatory Conversion Date. In place of the delivery of a replacement certificate following any applicable Conversion Date or Mandatory Conversion Date, the Registrar, upon delivery of the evidence and indemnity described in Section 18(a), shall deliver the shares of Common Stock pursuant to the terms of the Series C Preferred Stock formerly evidenced by the certificate.

Section 19. Miscellaneous. All notices referred to herein shall be in writing, and, unless otherwise specified herein, all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three Business Days after the mailing thereof if sent by registered or certified mail (unless first-class mail shall be specifically permitted for such notice under the terms of this Series C Preferred Stock Designation) with postage prepaid, addressed: (i) if to the Corporation, to the principal executive office of the Corporation or to the Transfer Agent at its principal office in the United States of America, or other agent of the Corporation designated as permitted by this Series C Preferred Stock Designation, or (ii) if to any Holder or holder of shares of Common Stock, as the case may be, to such Holder at the address of such Holder as listed in the stock record books of the Corporation (which may include the records of any transfer agent for the Series C Preferred Stock or the Common Stock, as the case may be), or (iii) to such other address as the Corporation or any such Holder, as the case may be, shall have designated by notice similarly given.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this amendment to the Articles of Incorporation are executed on the Corporation’s behalf on this ____ day of ___________, 2012.

MidSouth Bancorp, Inc.

By:
Name: C.R. Cloutier
Title: President and Chief Executive Officer

ACKNOWLEDGMENT

STATE OF LOUISIANA

PARISH OF LAFAYETTE

BEFORE ME, the undersigned authority, personally appeared C.R. Cloutier, to me known to be the President and Chief Executive Officer of MidSouth Bancorp, Inc. and the person who executed the foregoing Articles of Amendment to the Articles of Incorporation in such capacity, and who, being duly sworn, acknowledged in my presence and in the presence of the undersigned witnesses that he was authorized to and did execute that instrument in such capacity for the said corporation, as his and its free act and deed.

IN WITNESS WHEREOF, the appearer and witnesses and I have hereunto affixed our signatures on this ___ day of _________, 2012.

WITNESSES:

Signature:
C.R. Cloutier
Print Name:

Signature:

Print Name:

Notary Public

Print Name:

Notary or
Bar Roll #:
Commission